O REGISTRO NA CVM NÃO IMPLICA QUALQUER APRECIAÇÃO SOBRE A COMPANHIA, SENDO OS SEUS ADMINISTRADORES RESPONSÁVEIS PELA VERACIDADE DAS INFORMAÇÕES PRESTADAS.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19
4 - NIRE		

01.02 - SEDE

1 - ENDEREÇO COMPLETO				2 - BAIRRO
RUA: ANTÔNIO DIB MUSSI, Nº 366				CENTRO
3 - CEP	4 - MUNICÍPIO			
88015-110	FLORIANÓPOLIS			
6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	1
048	221-7016	-	-	
11 - DDD	12 - FAX	13 - FAX	14 - FAX	
048	221-7015	-	-	
15 - E-MAIL				
mantuano@tractebelenergia.com.br				

01.03 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME					
MARC JACQUES ZELIE VERSTRAETE					
2 - ENDEREÇO COMPLETO				3 - BAIRRO OU DISTRITO	
RUA: ANTÔNIO DIB MUSSI, Nº 366				CENTRO	
4 - CEP	5 - MUNICÍPIO				6 - UF
88015-110	FLORIANÓPOLIS				SC
7 - DDD	8 - TELEFONE	9 - TELEFONE	10 - TELEFONE	11 - TELEX	
048	221-7060	-	-		
12 - DDD	13 - FAX	14 - FAX	15 - FAX		
048	221-7002	-	-		
16 - E-MAIL					
marc@tractebelenergia.com.br					

01.04 - REFERÊNCIA / AUDITOR

EXERCÍCIO	1 - DATA DE INÍCIO DO EXERCÍCIO SOCIAL	2 - DATA DE TÉRMINO DO EXERCÍCIO SOCIAL
1 - Último	01/01/2001	31/12/2001
2 - Penúltimo	01/01/2000	31/12/2000
3 - Antepenúltimo	01/01/1999	31/12/1999
4 - NOME/RAZÃO SOCIAL DO AUDITOR		5 - CÓDIGO CVM
DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES		00385-9
6 - NOME DO RESPONSÁVEL TÉCNICO		7 - CPF DO RESP. TÉCNICO
MARCELO CAVALCANTI ALMEIDA		335.905.597-72

02 APR 30

Rua Antonio Dib Mussi, 366, Centro – Florianópolis/SC –telefone (0xx48) 221-7042
fax (0xx48) 221-7041 - CEP 88015-110

CNPJ/MF - 02.474.103/0001-19

MINUTE FROM THE 41st (FORTY FIRST) TRACTEBEL ENERGIA S.A. BOARD OF DIRECTORS' MEETING

On March 27th, 2002, at 2:00 p.m., at the Tractebel Brasil Ltda. Headquarters, located at Avenida Almirante Barroso, 52, 14º andar, sala 1401, Rio de Janeiro/RJ, after regular convocation, the members of the Board of Directors of Tractebel Energia S.A. came together, Mr. Maurício Stolle Bähr, Mr. Manoel Arlindo Zaroni Torres, Mr. Victor-Frank de Paula Rosa Paranhos and Mr. Luiz Antônio Barbosa, representing most of its members. Present the Fiscal Counsel Chairman, Counselor Hugh Mc Manus. Mr. Maurício Stolle Bähr, Board of Directors Chairman, who is in charge to run the meeting, proposed me, José Moacir Schmidt, as Secretary, which was accepted by other members. Greeting the Counselors presence, the Board of Directors Chairman put into discussion the subjects from the **Agenda** of the CA-004/2002 convocation, as follows: **Item 1:** Financial Statements and Annual Report of 2001-year; **Item 2:** Yearly net profit destination and dividends distribution; **Item 3:** Payment of interests on own capital credited on December 2001 and its inputation to the dividends of 2001; **Item 4:** Capital budget for profits retention; **Item 5:** Employees participation on profits or results related to the 2001-year; **Item 6:** Payment of intermediary dividends based on profits verified in the balance of 2001 first semester; **Item 7:** Payment of intermediary dividends based on profits reserves, except the legal reserve, existing in the financing statements related to the semester ended at June 30th, 2001; **Item 8:** Proposal for maintenance of current Newspapers for Company's legal publications; **Item 9:** General subjects. After discussing the subjects, the Chairman put to the vote the items constant in the Agenda, having the Counselors deliberated as follows: **DELIBERATIONS: Item 1:** Aproved, **by unanimity**, the Financial Statements and the Annual Report related to the fiscal year ended on December 31st, 2001, on terms of RAD DCO-0001/2002 and of DD-147-0001; **Item 2:** Aproved, **by unanimity**, the proposal of Yearly Net Profit Destination and the dividends distribution, according to the Financial Statements aproved in the item before, on terms of RAD DCO-0001/2002 and of DD-147/0001, on the following amounts: a) Legal Reserve – R$ 29,113,675.35 (twenty nine million, one hundred and thirteen thousand, six hundred and seventy five reais and thirty five cents); b) Dividends distribution – R$ 176,300,000.00 (one hundred and seventy six million and three hundred thousands reais); c) Profits Retention Reserve based on capital budget – R$ 342,094,636.53 (three hundred and forty two million, ninety four thousand, six hundred and thirty six reais and fifty three cents); **Item 3:** Aproved, **by unanimity**, the payment of interest on own capital credited on December 2001, in a amount of 80,000,000.00 (eighty million reais), and its inputation to the 2001 dividends, in terms of RAD DCO-0001/2002 and of DD-147-0001; **Item 4:** Aproved, **by unanimity,** the Capital Budget for 2002 and 2003, in terms of RAD DPF-0002/2002 and of DD-147-0002; **Item 5:** Aproved, **by unanimity**, the amount up to R$ 5,780,000.00 (five million, seven hundred and eighty thousand reais) for the payment to the employees of Profit or Results Sharing related to the 2001-year, according to the criteria to be set by the Company's Directory; **Item 6:** Aproved, **by unanimity,** the payment of intercalary dividends, in a amount of R$ 52,837,732.54 (fifty two million, eight hundred and thirty seven thousand,

seven hundred and thirty two reais and fifty four cents) based on the profit verified in the 2001 first semester Balance Sheet; **Item 7:** Aproved, **by unanimity,** the Payment of intermediary dividends in a amount of R$ 26,830,134.20 (twenty six million, eight hundred and thirty thousand, one hundred and thirty four reais and twenty cents) based on profit reserves, except the legal reserve, existing in the financial statements related to the year ended on December 31st, 2001; **Item 8:** Approved, **by unanimity,** the Newspapers "Valor Econômico", "Diário Catarinense" and "Diário Oficial do Estado de Santa Catarina" for the Company's legal publication, and they must be taken to Ordinary Shareholders Meeting. The interest on own capital payment, approved on item no. 3, shall be paid until April 18th, 2002. The dividends approved on items no. 6 and 7 will be paid until April 18th, 2002 and the Company's shares must be negotiated ex-dividends from April 5th, 2002 on. The R$ 16,632,133.26 (sixteen million, six hundred thirty two thousand, one hundred thirty three reais and twenty six cents) dividends balance from the item 2, will be paid through Ordinary Shareholders Meeting deliberation, that shall occur concomitant with the Extraordinary Shareholders Meeting, that shall take place on April 29th, 2002. Put the words on disposal to the present shareholders, there was no manifestation, which occasioned Chairman to conclude the work of the present Shareholders Meeting, asking to be drawn up the present Minutes, which, after being read and thought accordingly, it was signed by Chairman and present shareholders. Rio de Janeiro, March 27th, 2002.

Maurício Stolle Bähr
Chairman

Manoel Arlindo Zaroni Torres
Counselor

Luiz Antônio Barbosa
Counselor

Victor-Frank de Paula Rosa Paranhos
Counselor

José Moacir Schmidt
Secretary

Hugh Mc Manus
Fiscal Counselor

Tractebel Energia

Tractebel Energia S.A.
Rua Antônio Dib Mussi 366 - CEP 88015-110 - Centro - Florianópolis - SC

STOCK COMPANY – CNPJ 02.474.103/0001-19

ANNOUNCEMENT TO THE SHAREHOLDERS

We are announcing to the Shareholders of Tractebel Energia S.A., previously denominated Centrais Geradoras do Sul do Brasil S.A. – GERASUL, that the documents referring to the article no. 133 from Law no. 6,404, from December 15th, 1976, with alterations introduced by Law no. 10,303, from October 31st, 2001, related to the fiscal year ended on December 31st, 2001, are at your disposal at Company's Headquarters, located at Rua Antônio Dib Mussi n° 366, Centro, Florianópolis (SC).

Florianópolis, March 28th, 2002
Financial and Investor Relationship Director

SUEZ

Tractebel Energia

TRACTEBEL ENERGIA S.A.
CNPJ n° 02.474.103/0001-19 – Stock Company

ANNOUNCEMENT TO THE SHAREHOLDERS

PAYMENT OF INTEREST ON OWN CAPITAL AND DIVIDENDS

We are announcing to the Shareholders of Tractebel Energia S.A., previously denominated Centrais Geradoras do Sul do Brasil S.A. – GERASUL, that the Board of Directors approved, in a meeting that took place on March 27th, 2002, among other subjects, the proposal of dividends distribution from the fiscal year ended on December 31st, 2001, totaling R$ 176,300,000.00, composed as following:

Gross interest on own capital	80,000,000.00
Intercalary dividends	52,837,732.54
Intermediary dividends	26,830,134.20
Balance of proposed dividends	16,632,133.26
Total	**176,300,000.00**

The amounts of interest on own capital before Income Tax and dividends, by lots of one thousand shares, are as following:

A class preferred shares	0.3450208177
B class preferred shares	0.2700827006
Common shares	0.2700827006

As announced to the Shareholders on December 17th, 2001, the interest on own capital mentioned above, corresponding to R$ 0.1225598725 by lots of one thousand shares, independent of kind or class, were credited at Company's accounting registers dated December 31st, 2001 and the shares were negotiated ex-interest on own capital from January 1st, 2002 on.

On the meeting above mentioned, the Board of Directors, making use of its competence granted by the Company's Bylaws, declared the intercalary and intermediary dividends above specified, based, respectively, on the profit determined at 2001 first semester and in the profit reserves existing on December 31st, 2000, except legal reserve.

The amount of these dividends by lots of one thousand shares correspond to:

a) Intercalary dividends: (a) A class preferred shares - R$ 0.1374048569; (b) B class preferred shares - R$ 0.0809408283; and (c) common shares - R$ $ 0.0809408283.
b) Intermediary dividends: (a) A class preferred shares - R$ 0.0525068138; (b) B class preferred shares - R$ 0.0411024112; and (c) common shares - R$ 0.0411024112

The interest on own capital, net from Income Tax to the Shareholders non-immune or exempt, as well the intercalary and intermediary dividends will be paid on April 18th, 2002.

The Company's shares will be negotiated ex-dividends intercalary and intermediary from April 5th, 2002 on.

The proposed dividends balance, totaling R$ 16,632,133.26, correspondent to R$ 0.0325492745 by lots of one thousand A class preferred shares, R$ 0.0254795886 by lots of one thousand B class preferred shares and R$ 0.0254795886 by lots of one thousand common shares, will be paid after deliberation in the Ordinary Shareholders Meeting that approves the Financial Statements, based on the stockholder position existent on the Ordinary Shareholders Meeting's date.

Florianópolis, April 1st, 2002
Financial and Investor Relationship Director

SUEZ

Tractebel Energia S.A.
Rua Antônio Dib Mussi 366 - CEP 88015-110 - Centro - Florianópolis - SC

STOCK COMPANY – CNPJ 02.474.103/0001-19

ANNOUNCEMENT TO THE SHAREHOLDERS

We are announcing to the Shareholders of Tractebel Energia S.A., fulfilling the dispositions of the CVM Instruction no. 207/94, changed by the CVM Instruction no. 232/95, that the Board of Directors decided, in a meeting that took place on March 27th, 2002, that the additional publications disposed by the Law 6,404/76 will be published in "Valor Econômico" newspaper, edited in São Paulo.

Florianópolis, April 5th, 2002
Financial and Investor Relationship Director

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

01.05 - COMPOSIÇÃO DO CAPITAL SOCIAL

Número de Ações (Mil)	1 31/12/2001	2 31/12/2000	3 31/12/1999
Do Capital Integralizado			
1 - Ordinárias	464.052.075	464.052.075	454.100.459
2 - Preferenciais	188.690.118	139.793.179	84.990.757
3 - Total	652.742.193	603.845.254	539.091.216
Em Tesouraria			
4 - Ordinárias	0	0	0
5 - Preferenciais	0	0	0
6 - Total	0	0	0

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - TIPO DE EMPRESA Empresa Comercial, Industrial e Outras
2 - TIPO DE SITUAÇÃO Operacional
3 - NATUREZA DO CONTROLE ACIONÁRIO Privada Nacional
4 - CÓDIGO ATIVIDADE 1990200 - Serviços de Eletricidade
5 - ATIVIDADE PRINCIPAL GERAÇÃO E COMERCIALIZAÇÃO DE ENERGIA ELÉTRICA
6 - TIPO DE CONSOLIDADO Total

01.07 - SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS

1 - ÍTEM	2 - CNPJ	3 - DENOMINAÇÃO SOCIAL

01.08 - PROVENTOS EM DINHEIRO

1 - ÍTEM	2 - EVENTO	3 - APROVAÇÃO	4 - PROVENTO	5 - INÍCIO PGTO.	6 - TIPO AÇÃO	7 - VALOR DO PROVENTO P/ AÇÃO
01	AGO	16/04/2001	Dividendo	18/04/2001	ON	0,0001827958
02	AGO	16/04/2001	Dividendo	18/04/2001	PNA	0,0002437277
03	AGO	16/04/2001	Dividendo	18/04/2001	PNB	0,0001827958
04	AGO	16/04/2001	Juros Sobre Capital Próprio	18/04/2001	ON	0,0000512862
05	AGO	16/04/2001	Juros Sobre Capital Próprio	18/04/2001	PNA	0,0000683816
06	AGO	16/04/2001	Juros Sobre Capital Próprio	18/04/2001	PNB	0,0000512862

01.09 - DIRETOR DE RELAÇÕES COM INVESTIDORES

1 - DATA	2 - ASSINATURA
27/03/2002	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/12/2001	4 - 31/12/2000	5 - 31/12/1999
1	Ativo Total	5.312.225	4.560.259	4.073.026
1.01	Ativo Circulante	1.055.798	253.335	121.693
1.01.01	Disponibilidades	30.056	15.416	790
1.01.01.01	Numerário Disponível	16.999	15.416	790
1.01.01.02	Aplicações no Mercado Aberto	13.057	0	0
1.01.02	Créditos	918.495	170.597	77.223
1.01.02.01	Consumidores e Concessionárias	918.383	143.288	64.960
1.01.02.02	Titulos e Valores Mobiliários	112	27.309	12.263
1.01.03	Estoques	6.487	5.285	4.767
1.01.04	Outros	100.760	62.037	38.913
1.01.04.01	Créditos da Cta. Cons. Combustível - CCC	28.783	22.221	20.872
1.01.04.02	Alienações,Serv. Curso e Disp.Reembolsar	4.595	9.519	8.155
1.01.04.03	Tributos e Contrib. Sociais a Recuperar	18.911	4.411	4.189
1.01.04.04	Créditos Fiscais Diferidos	31.377	2.922	0
1.01.04.05	Despesas Pagas Antecipadamente	7.652	9.575	1.269
1.01.04.06	Outros	9.442	13.389	4.428
1.02	Ativo Realizável a Longo Prazo	284.449	265.672	289.735
1.02.01	Créditos Diversos	67.406	7.911	0
1.02.01.01	Concessionárias	61.093	0	0
1.02.01.02	Titulos e Valores Mobiliários	6.313	7.911	0
1.02.02	Créditos com Pessoas Ligadas	0	0	0
1.02.02.01	Com Coligadas	0	0	0
1.02.02.02	Com Controladas	0	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0	0
1.02.03	Outros	217.043	257.761	289.735
1.02.03.01	Concessões Licitadas	0	0	18.086
1.02.03.02	Concessões a Licitar	0	0	2.648
1.02.03.03	Tributos e Contrib.Sociais a Recuperar	6.479	5.107	9.830
1.02.03.04	Depósitos Vinculados a Litígios	22.562	19.294	12.067
1.02.03.05	Créditos Fiscais Diferidos	176.382	230.129	244.316
1.02.03.06	Despesas Pagas Antecipadamente	8.833	0	0
1.02.03.07	Outros	2.787	3.231	2.788
1.03	Ativo Permanente	3.971.978	4.041.252	3.661.598
1.03.01	Investimentos	486.749	455.646	75.341
1.03.01.01	Participações em Coligadas	0	0	0
1.03.01.02	Participações em Controladas	472.876	433.378	58.366
1.03.01.03	Outros Investimentos	13.873	22.268	16.975
1.03.01.03.01	Bens Direitos p/Uso Fut.e Dest.Alienação	1.806	1.818	1.612
1.03.01.03.02	Outros	12.067	20.450	15.363
1.03.02	Imobilizado	3.483.460	3.583.121	3.583.166
1.03.03	Diferido	1.769	2.485	3.091

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/12/2001	4 - 31/12/2000	5 - 31/12/1999
2	Passivo Total	5.312.225	4.560.259	4.073.026
2.01	Passivo Circulante	801.941	616.139	294.340
2.01.01	Empréstimos e Financiamentos	112.205	240.676	127.035
2.01.01.01	Principal	99.218	223.879	116.493
2.01.01.02	Encargos	12.987	16.797	10.542
2.01.02	Debêntures	0	0	0
2.01.03	Fornecedores	183.394	81.684	33.065
2.01.04	Impostos, Taxas e Contribuições	243.415	27.728	31.695
2.01.04.01	Tributos e Contrib. Sociais Correntes	220.790	7.015	13.001
2.01.04.02	Tributos e Contrib. Sociais Parcelados	22.625	20.713	18.694
2.01.05	Dividendos a Pagar	165.120	136.799	0
2.01.05.01	Dividendos Propo.Juros s/capital próprio	165.120	136.799	0
2.01.06	Provisões	27.916	65.266	57.271
2.01.06.01	Obrigações Estimadas	27.916	65.266	57.271
2.01.07	Dívidas com Pessoas Ligadas	0	42.923	16.230
2.01.08	Outros	69.891	21.063	29.044
2.01.08.01	Particip.Empregados Lucros ou Resultados	5.780	4.114	2.300
2.01.08.02	Reserva Global de Reversão	1.507	1.527	7.224
2.01.08.03	Compensação Financ.p/Utiliz.Rec.Hídricos	7.279	3.122	2.502
2.01.08.04	Concessionárias de Energia Elétrica	1.889	7.274	1.045
2.01.08.05	Benefício Pós-Emprego	41.127	0	0
2.01.08.06	Outros	12.309	5.026	15.973
2.02	Passivo Exigível a Longo Prazo	1.566.464	1.511.741	1.565.036
2.02.01	Empréstimos e Financiamentos	1.145.873	1.144.166	1.163.203
2.02.01.01	Principal	1.145.822	1.143.888	1.145.656
2.02.01.02	Encargos	51	278	17.547
2.02.02	Debêntures	0	0	0
2.02.03	Provisões	143.589	244.176	269.625
2.02.03.01	Obrigações Estimadas	15.537	70.140	81.779
2.02.03.02	Contingências	128.052	174.036	187.846
2.02.04	Dívidas com Pessoas Ligadas	0	0	0
2.02.05	Outros	277.002	123.399	132.208
2.02.05.01	Tributos e Contrib. Sociais Parcelados	45.651	62.794	75.701
2.02.05.02	Benefícios Pós-Emprego	229.391	0	0
2.02.05.03	Obrigações Especiais	0	56.511	56.507
2.02.05.04	Outros	1.960	4.094	0
2.03	Resultados de Exercícios Futuros	0	0	0
2.05	Patrimônio Líquido	2.943.820	2.432.379	2.213.650
2.05.01	Capital Social Realizado	2.445.766	2.278.704	2.085.977
2.05.02	Reservas de Capital	91.695	91.695	91.695
2.05.03	Reservas de Reavaliação	0	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/12/2001	4 -31/12/2000	5 -31/12/1999
2.05.03.01	Ativos Próprios	0	0	0
2.05.03.02	Controladas/Coligadas	0	0	0
2.05.04	Reservas de Lucro	406.359	61.980	5.818
2.05.04.01	Legal	37.635	8.521	381
2.05.04.02	Estatutária	0	0	0
2.05.04.03	Para Contingências	0	0	0
2.05.04.04	De Lucros a Realizar	0	0	0
2.05.04.05	Retenção de Lucros	368.724	53.459	5.437
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0	0
2.05.04.07	Outras Reservas de Lucro	0	0	0
2.05.05	Lucros/Prejuízos Acumulados	0	0	30.160

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2001 a 31/12/2001	4 - 01/01/2000 a 31/12/2000	5 - 01/01/1999 a 31/12/1999
3.01	Receita Bruta de Vendas e/ou Serviços	2.166.402	1.097.441	752.389
3.01.01	Fornecimento de Energia Elétrica	13.918	1.401	0
3.01.02	Suprimento de Energia Elétrica	1.882.410	824.692	531.828
3.01.03	Subvenção Combustível - CCC	258.695	264.626	217.898
3.01.04	Serviço Prestado	6.550	5.919	2.019
3.01.05	Venda de Cinzas	4.328	0	0
3.01.06	Outras	501	803	644
3.02	Deduções da Receita Bruta	(83.377)	(40.124)	(26.449)
3.02.01	Impostos e Contribuições sobre a receita	(79.770)	(40.124)	(26.449)
3.02.02	Venda de Cinzas Líqu.Imp., Repas.à CCC	(3.607)	0	0
3.03	Receita Líquida de Vendas e/ou Serviços	2.083.025	1.057.317	725.940
3.04	Custo de Bens e/ou Serviços Vendidos	(929.544)	(626.977)	(438.551)
3.04.01	Pessoal	(46.893)	(37.573)	(41.370)
3.04.02	Material	(8.196)	(9.865)	(8.203)
3.04.03	Serviço de Terceiro	(21.260)	(16.296)	(13.619)
3.04.04	Combustível p/Prod.Ener.Elétrica-CCC	(258.695)	(264.626)	(217.898)
3.04.05	Combustível p/Prod.Ener.Elétrica-s/Subv.	(45.817)	(5.007)	0
3.04.06	Energia Elétrica Comprada p/Revenda	(323.196)	(121.307)	0
3.04.07	Compens.Financ. p/Utiliz.Rec. Hídricos	(38.987)	(14.292)	(16.739)
3.04.08	Depreciação / Amortização	(155.552)	(142.316)	(130.265)
3.04.09	Uso de Bem Público - UBP	(13.231)	(9.391)	(8.505)
3.04.10	Constituição de Provisões Operacionais	(20.057)	(25.967)	(5.082)
3.04.11	Reversão de Provisões Operacionais	13.374	26.627	4.702
3.04.12	Outras	(11.034)	(6.964)	(1.572)
3.05	Resultado Bruto	1.153.481	430.340	287.389
3.06	Despesas/Receitas Operacionais	(337.343)	(223.607)	(398.668)
3.06.01	Com Vendas	(7.585)	(7.974)	(3.334)
3.06.02	Gerais e Administrativas	(54.174)	(36.118)	(63.528)
3.06.02.01	Pessoal	(19.181)	(27.657)	(40.091)
3.06.02.02	Participação Empregados nos Resultados	0	0	(2.300)
3.06.02.03	Serviço de Terceiro	(9.700)	(8.885)	(8.643)
3.06.02.04	Aluguel	(1.056)	(989)	(1.599)
3.06.02.05	Constituição de Provisões Operacionais	(48.643)	(92.595)	(42.272)
3.06.02.06	Reversão de Provisões Operacionais	86.185	133.575	65.757
3.06.02.07	Taxa de Fiscalização	(3.713)	(2.865)	(2.350)
3.06.02.08	Outras	(58.066)	(36.702)	(32.030)
3.06.03	Financeiras	(268.918)	(183.104)	(331.806)
3.06.03.01	Receitas Financeiras	21.157	23.441	15.453
3.06.03.01.01	Rendas de Aplicações Financeiras	7.284	5.735	11.134
3.06.03.01.02	Variação Monetária	10.543	1.204	1.696
3.06.03.01.03	Outras	3.330	16.502	2.623

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -01/01/2001 a 31/12/2001	4 -01/01/2000 a 31/12/2000	5 -01/01/1999 a 31/12/1999
3.06.03.02	Despesas Financeiras	(290.075)	(206.545)	(347.259)
3.06.03.02.01	Encargos de Dívida	(133.680)	(109.565)	(104.239)
3.06.03.02.02	Encargos s/Tributos e Contrib.Sociais	(6.432)	(8.993)	(11.753)
3.06.03.02.03	Variação Monetária s/Empr.Financiamentos	(132.144)	(51.612)	(208.444)
3.06.03.02.04	Variação Monetária - Outras	(1.700)	(11.264)	(10.058)
3.06.03.02.05	Outras	(16.119)	(25.111)	(12.765)
3.06.04	Outras Receitas Operacionais	0	0	0
3.06.05	Outras Despesas Operacionais	0	0	0
3.06.06	Resultado da Equivalência Patrimonial	(6.666)	3.589	0
3.07	Resultado Operacional	816.138	206.733	(111.279)
3.08	Resultado Não Operacional	303	(420)	(2.243)
3.08.01	Receitas	1.930	169	378
3.08.02	Despesas	(1.627)	(589)	(2.621)
3.09	Resultado Antes Tributação/Participações	816.441	206.313	(113.522)
3.10	Provisão para IR e Contribuição Social	(171.948)	(28.133)	0
3.10.01	Contribuição Social	(42.306)	(7.502)	0
3.10.02	Imposto de Renda	(129.642)	(20.631)	0
3.11	IR Diferido	(56.439)	(11.265)	40.937
3.11.01	Contribuição Social	(20.131)	(3.386)	12.379
3.11.02	Imposto de Renda	(36.308)	(7.879)	28.558
3.12	Participações/Contribuições Estatutárias	(5.780)	(4.114)	0
3.12.01	Participações	(5.780)	(4.114)	0
3.12.02	Contribuições	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0
3.15	Lucro/Prejuízo do Exercício	582.274	162.801	(72.585)
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	652.742.193	603.845.254	539.091.216
	LUCRO POR AÇÃO	0,00089	0,00027	
	PREJUÍZO POR AÇÃO			(0,00013)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

04.01 - DEMONSTRAÇÃO DAS ORIGENS E APLICAÇÕES DE RECURSOS (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2001 a 31/12/2001	4 - 01/01/2000 a 31/12/2000	5 - 01/01/1999 a 31/12/1999
4.01	Origens	1.126.860	744.796	391.465
4.01.01	Das Operações	839.806	365.421	236.862
4.01.01.01	Lucro/Prejuízo do Exercício	582.274	162.801	(72.585)
4.01.01.02	Vls. que não repr. mov. Cap. Circulante	257.532	202.620	309.447
4.01.01.02.01	Depreciação e Amortização	156.866	143.540	130.378
4.01.01.02.02	Juros de Longo Prazo	8.799	12.687	5.490
4.01.01.02.03	Variação Monetária de Longo Prazo	91.835	38.839	174.419
4.01.01.02.04	Resultado de Equivalência Patrimonial	6.666	(3.589)	0
4.01.01.02.05	Amortização de Ágio	2.289	1.144	0
4.01.01.02.06	(Reversão) Provisão de L. Prazo, Líquida	(3.965)	(3.687)	37.854
4.01.01.02.07	Ativos e Passivos Fiscais Diferidos	56.439	13.265	(40.937)
4.01.01.02.08	Ressarc. Parcial Custo Energia Livre-MAE	(61.093)	0	0
4.01.01.02.09	Baixas do Ativo Permanente	(304)	421	2.243
4.01.02	Dos Acionistas	167.062	192.727	0
4.01.02.01	Integralização de Capital	167.062	192.727	0
4.01.03	De Terceiros	119.992	186.648	154.603
4.01.03.01	Ingressos de Novos Financ.de Longo Prazo	78.508	153.430	153.778
4.01.03.02	Realizáveis L.Prazo Transf.p/Circulante	37.360	33.053	559
4.01.03.03	Fornecedores	3.910	0	0
4.01.03.04	Outras	214	165	266
4.02	Aplicações	510.199	934.953	387.661
4.02.01	No Realizável a Longo Prazo	18.257	21.076	5.518
4.02.02	Em Investimentos	40.057	377.860	73.736
4.02.03	Na Aquis.Imob. e Aplicação no Diferido	108.324	124.539	96.742
4.02.04	Em Enc.Efeit.inflac.C.Prazo Apropr.Imob.	1.672	16.351	22.171
4.02.05	Em Dividendos Prop/Juros Capital Próprio	176.300	136.799	0
4.02.06	Em Exigíveis L.Prazo Transf.p/Circulante	165.589	258.328	189.494
4.03	Acréscimo/Decréscimo no Cap. Circulante	616.661	(190.157)	3.804
4.04	Variação do Ativo Circulante	802.463	131.642	(24.070)
4.04.01	Ativo Circulante no Início do Exercício	253.335	121.693	145.763
4.04.02	Ativo Circulante no Final do Exercício	1.055.798	253.335	121.693
4.05	Variação do Passivo Circulante	185.802	321.799	(27.874)
4.05.01	Passivo Circulante no Início Exercício	616.139	294.340	322.214
4.05.02	Passivo Circulante no Final do Exercício	801.941	616.139	294.340

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

05.01 - DEMONSTRAÇÃO DAS MUTAÇÕES DO PATRIMÔNIO LÍQUIDO DE 01/01/2001 A 31/12/2001 (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - CAPITAL SOCIAL	4 - RESERVAS DE CAPITAL	5 - RESERVAS DE REAVALIAÇÃO	6 - RESERVAS DE LUCRO	7 - LUCROS/PREJUÍZOS ACUMULADOS	8 - TOTAL PATRIMÔNIO LÍQUIDO
5.01	Saldo Inicial	2.278.704	91.695	0	61.980	0	2.432.379
5.02	Ajustes de Exercícios Anteriores	0	0	0	0	(61.595)	(61.595)
5.03	Aumento/Redução do Capital Social	167.062	0	0	0	0	167.062
5.04	Realização de Reservas	0	0	0	(26.830)	26.830	0
5.05	Ações em Tesouraria	0	0	0	0	0	0
5.06	Lucro/Prejuízo do Exercício	0	0	0	0	582.274	582.274
5.07	Destinações	0	0	0	371.209	(547.509)	(176.300)
5.07.01	Reserva Legal	0	0	0	29.114	(29.114)	0
5.07.02	Dividendos/juros sobre o capital próprio	0	0	0	0	(176.300)	(176.300)
5.07.03	Reserva de Retenção de Lucros	0	0	0	342.095	(342.095)	0
5.08	Outros	0	0	0	0	0	0
5.09	Saldo Final	2.445.766	91.695	0	406.359	0	2.943.820

RUBRICADO PARA IDENTIFICAÇÃO
POR UM REPRESENTANTE DA
DELOITTE TOUCHE TOHMATSU
AUDITORES INDEPENDENTES
RIO DE JANEIRO

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

05.02 - DEMONSTRAÇÃO DAS MUTAÇÕES DO PATRIMÔNIO LÍQUIDO DE 01/01/2000 A 31/12/2000 (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - CAPITAL SOCIAL	4 - RESERVAS DE CAPITAL	5 - RESERVAS DE REAVALIAÇÃO	6 - RESERVAS DE LUCRO	7 - LUCROS/PREJUÍZOS ACUMULADOS	8 - TOTAL PATRIMÔNIO LÍQUIDO
5.01	Saldo Inicial	2.085.977	91.695	0	5.818	30.160	2.213.650
5.02	Ajustes de Exercícios Anteriores	0	0	0	0	0	0
5.03	Aumento/Redução do Capital Social	193.907	0	0	0	0	193.907
5.04	Realização de Reservas	0	0	0	0	0	0
5.05	Ações em Tesouraria	0	0	0	0	0	0
5.06	Lucro/Prejuízo do Exercício	0	0	0	0	162.801	162.801
5.07	Destinações	0	0	0	56.162	(192.961)	(136.799)
5.07.01	Reserva Legal	0	0	0	8.140	(8.140)	0
5.07.02	Dividendos Propostos	0	0	0	0	(136.799)	(136.799)
5.07.03	Reserva de Retenção de Lucros	0	0	0	48.022	(48.022)	0
5.08	Outros	(1.180)	0	0	0	0	(1.180)
5.08.01	Capital a Integralizar	(1.180)	0	0	0	0	(1.180)
5.09	Saldo Final	2.278.704	91.695	0	61.980	0	2.432.379

RUBRICADO PARA IDENTIFICAÇÃO
POR UM REPRESENTANTE DA
DELOITTE TOUCHE TOHMATSU
AUDITORES INDEPENDENTES
RIO DE JANEIRO

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

05.03 - DEMONSTRAÇÃO DAS MUTAÇÕES DO PATRIMÔNIO LÍQUIDO DE 01/01/1999 A 31/12/1999 (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - CAPITAL SOCIAL	4 - RESERVAS DE CAPITAL	5 - RESERVAS DE REAVALIAÇÃO	6 - RESERVAS DE LUCRO	7 - LUCROS/PREJUÍZOS ACUMULADOS	8 - TOTAL PATRIMÔNIO LÍQUIDO
5.01	Saldo Inicial	2.085.977	91.695	0	5.818	102.745	2.286.235
5.02	Ajustes de Exercícios Anteriores	0	0	0	0	0	0
5.03	Aumento/Redução do Capital Social	0	0	0	0	0	0
5.04	Realização de Reservas	0	0	0	0	0	0
5.05	Ações em Tesouraria	0	0	0	0	0	0
5.06	Lucro/Prejuízo do Exercício	0	0	0	0	(72.585)	(72.585)
5.07	Destinações	0	0	0	0	0	0
5.08	Outros	0	0	0	0	0	0
5.09	Saldo Final	2.085.977	91.695	0	5.818	30.160	2.213.650

RUBRICADO PARA IDENTIFICAÇÃO
POR UM REPRESENTANTE DA
DELOITTE TOUCHE TOHMATSU
AUDITORES INDEPENDENTES
RIO DE JANEIRO

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/12/2001	4 - 31/12/2000	5 - 31/12/1999
1	Ativo Total	6.223.552	5.179.873	4.215.421
1.01	Ativo Circulante	1.087.156	284.512	145.491
1.01.01	Disponibilidades	32.671	16.969	811
1.01.01.01	Numerário Disponível	19.614	16.969	811
1.01.01.02	Aplicações no Mercado Aberto	13.057	0	0
1.01.02	Créditos	941.557	199.494	100.781
1.01.02.01	Consumidores e Concessionárias	938.179	157.673	64.960
1.01.02.02	Títulos e Valores Mobiliários	3.378	41.821	35.821
1.01.03	Estoques	6.487	5.285	4.767
1.01.04	Outros	106.441	62.764	39.132
1.01.04.01	Créditos da Cta. Cons. Combustível - CCC	28.783	22.221	20.872
1.01.04.02	Alienações,Serv. Curso e Disp.Reembolsar	6.612	8.592	8.155
1.01.04.03	Tributos e Contrib. Sociais a Recuperar	22.389	6.033	4.392
1.01.04.04	Créditos Fiscais Diferidos	31.377	3.831	0
1.01.04.05	Despesas Pagas Antecipadamente	7.809	10.595	1.269
1.01.04.06	Outros	9.471	11.492	4.444
1.02	Ativo Realizável a Longo Prazo	290.142	265.734	289.735
1.02.01	Créditos Diversos	67.406	7.911	0
1.02.01.01	Concessionárias	61.093	0	0
1.02.01.02	Títulos e Valores Mobiliários	6.313	7.911	0
1.02.02	*Créditos com Pessoas Ligadas*	0	0	0
1.02.02.01	Com Coligadas	0	0	0
1.02.02.02	Com Controladas	0	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0	0
1.02.03	Outros	222.736	257.823	289.735
1.02.03.01	Concessões Licitadas	0	0	18.086
1.02.03.02	Concessões a Licitar	0	0	2.648
1.02.03.03	Tributos e contrib.Sociais a Recuperar	8.116	5.107	9.830
1.02.03.04	Depósitos Vinculados a Litígios	22.562	19.294	12.067
1.02.03.05	Créditos Fiscais Diferidos	180.184	230.129	244.316
1.02.03.06	Despesas Pagas Antecipadamente	8.833	0	0
1.02.03.07	Outros	3.041	3.293	2.788
1.03	Ativo Permanente	4.846.254	4.629.627	3.780.195
1.03.01	Investimentos	65.945	118.932	16.975
1.03.01.01	Participações em Coligadas	0	0	0
1.03.01.02	Participações em Controladas	52.072	96.664	3.213
1.03.01.03	Outros Investimentos	13.873	22.268	13.762
1.03.01.03.01	Bens Direitos p/Uso Fut.e Dest.Alienação	1.806	1.818	1.612
1.03.01.03.02	Outros	12.067	20.450	12.150
1.03.02	Imobilizado	4.702.213	4.482.338	3.757.675
1.03.03	*Diferido*	78.096	28.357	5.545

RUBRICADO PARA IDENTIFICAÇÃO
POR UM REPRESENTANTE DA
DELOITTE TOUCHE TOHMATSU
AUDITORES INDEPENDENTES
RIO DE JANEIRO

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/12/2001	4 - 31/12/2000	5 - 31/12/1999
2	Passivo Total	6.223.552	5.179.873	4.215.421
2.01	Passivo Circulante	874.158	996.125	300.136
2.01.01	Empréstimos e Financiamentos	140.038	591.713	127.035
2.01.01.01	Principal	121.833	568.668	116.493
2.01.01.02	Encargos	18.205	23.045	10.542
2.01.02	Debêntures	12.883	2.186	2.114
2.01.02.01	Encargos de Debêntures	12.883	2.186	2.114
2.01.03	Fornecedores	213.292	105.509	36.724
2.01.04	Impostos, Taxas e Contribuições	243.751	30.549	31.718
2.01.04.01	Tributos e Contrib. Sociais Correntes	221.126	9.836	13.024
2.01.04.02	Tributos e Contrib. Sociais Parcelados	22.625	20.713	18.694
2.01.05	Dividendos a Pagar	165.120	136.799	0
2.01.05.01	Dividendos Propo.Juros s/capital próprio	165.120	136.799	0
2.01.06	Provisões	28.004	65.383	57.271
2.01.06.01	Obrigações Estimadas	28.004	65.383	57.271
2.01.07	Dívidas com Pessoas Ligadas	0	42.923	16.230
2.01.08	Outros	71.070	21.063	29.044
2.01.08.01	Particip.Empregados Lucros ou Resultados	5.780	4.114	2.300
2.01.08.02	Reserva Global de Reversão	1.507	1.527	7.224
2.01.08.03	Compensação Financ.p/Utiliz.Rec.Hídricos	7.872	3.122	2.502
2.01.08.04	Concessionárias de Energia Elétrica	1.889	7.274	1.045
2.01.08.05	Benefício Pós-Emprego	41.127	0	0
2.01.08.06	Outros	12.895	5.026	15.973
2.02	Passivo Exigível a Longo Prazo	2.405.574	1.751.369	1.701.635
2.02.01	Empréstimos e Financiamentos	1.732.690	1.230.378	1.163.203
2.02.01.01	Principal	1.732.639	1.230.100	1.145.656
2.02.01.02	Encargos	51	278	17.547
2.02.02	Debêntures	175.568	90.632	86.682
2.02.03	Provisões	143.589	244.176	269.625
2.02.03.01	Obrigações Estimadas	15.537	70.140	81.779
2.02.03.02	Contingências	128.052	174.036	187.846
2.02.04	Dívidas com Pessoas Ligadas	0	0	0
2.02.05	Outros	353.727	186.183	182.125
2.02.05.01	Tributos e Contrib. Sociais Parcelados	45.651	62.794	75.701
2.02.05.02	Concessões a Pagar	76.725	62.784	49.917
2.02.05.03	Benefícios Pós-Emprego	229.391	0	0
2.02.05.04	Obrigações Especiais	0	56.511	56.507
2.02.05.05	Outros	1.960	4.094	0
2.03	Resultados de Exercícios Futuros	0	0	0
2.04	Participações Minoritárias	0	0	0
2.05	Patrimônio Líquido	2.943.820	2.432.379	2.213.650

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/12/2001	4 -31/12/2000	5 -31/12/1999
2.05.01	Capital Social Realizado	2.445.766	2.278.704	2.085.977
2.05.02	Reservas de Capital	91.695	91.695	91.695
2.05.03	Reservas de Reavaliação	0	0	0
2.05.03.01	Ativos Próprios	0	0	0
2.05.03.02	Controladas/Coligadas	0	0	0
2.05.04	Reservas de Lucro	406.359	61.980	5.818
2.05.04.01	Legal	37.635	8.521	381
2.05.04.02	Estatutária	0	0	0
2.05.04.03	Para Contingências	0	0	0
2.05.04.04	De Lucros a Realizar	0	0	0
2.05.04.05	Retenção de Lucros	368.724	53.459	5.437
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0	0
2.05.04.07	Outras Reservas de Lucro	0	0	0
2.05.05	Lucros/Prejuízos Acumulados	0	0	30.160

RUBRICADO PARA IDENTIFICAÇÃO
POR UM REPRESENTANTE DA
DELOITTE TOUCHE TOHMATSU
AUDITORES INDEPENDENTES
RIO DE JANEIRO

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2001 a 31/12/2001	4 - 01/01/2000 a 31/12/2000	5 - 01/01/1999 a 31/12/1999
3.01	Receita Bruta de Vendas e/ou Serviços	2.170.362	1.123.729	752.389
3.01.01	Fornecimento de Energia Elétrica	14.096	1.973	0
3.01.02	Suprimento de Energia Elétrica	1.889.133	850.408	531.828
3.01.03	Subvenção Combustível - CCC	258.695	264.626	217.898
3.01.04	Serviço Prestado	3.556	5.919	2.019
3.01.05	Venda de Cinzas	4.328	0	0
3.01.06	Outras	554	803	644
3.02	Deduções da Receita Bruta	(86.794)	(41.084)	(26.449)
3.02.01	Impostos e Contribuições sobre a receita	(83.187)	(41.084)	(26.449)
3.02.02	Vendas de Cinzas Líqu.Imp., Repas.à CCC	(3.607)	0	0
3.03	Receita Líquida de Vendas e/ou Serviços	2.083.568	1.082.645	725.940
3.04	Custo de Bens e/ou Serviços Vendidos	(861.880)	(632.315)	(438.551)
3.04.01	Pessoal	(46.933)	(37.573)	(41.370)
3.04.02	Material	(8.218)	(9.865)	(8.203)
3.04.03	Serviço de Terceiro	(21.473)	(16.823)	(13.619)
3.04.04	Combustível p/Prod.Ener.Elétrica - CCC	(258.695)	(264.626)	(217.898)
3.04.05	Comb.p/Prod.Ener.Elétr.s/Subvenção	(45.817)	(5.007)	0
3.04.06	Energia Elétrica Comprada p/Revenda	(236.678)	(121.307)	0
3.04.07	Compens.Financ.p/Utiliz.Rec. Hídricos	(43.748)	(15.010)	(16.739)
3.04.08	Depreciação / Amortização	(168.425)	(146.409)	(130.265)
3.04.09	Uso de Bem Público - UBP	(13.231)	(9.391)	(8.505)
3.04.10	Constituição de Provisões Operacionais	(20.057)	(25.967)	(5.082)
3.04.11	Reversão de Provisões Operacionais	13.374	26.627	4.702
3.04.12	Outras	(11.979)	(6.964)	(1.572)
3.05	Resultado Bruto	1.221.688	450.330	287.389
3.06	Despesas/Receitas Operacionais	(408.646)	(241.784)	(398.668)
3.06.01	Com Vendas	(13.327)	(7.974)	(3.334)
3.06.02	Gerais e Administrativas	(67.864)	(40.384)	(63.528)
3.06.02.01	Pessoal	(20.861)	(27.863)	(40.091)
3.06.02.02	Participação Empregados nos Resultados	0	0	(2.300)
3.06.02.03	Serviço de Terceiro	(11.599)	(9.042)	(8.643)
3.06.02.04	Aluguel	(1.211)	(1.015)	(1.599)
3.06.02.05	Constituição de Provisões Operacionais	(48.643)	(92.595)	(42.272)
3.06.02.06	Reversão de Provisões Operacionais	86.185	133.575	65.757
3.06.02.07	Taxa de Fiscalização	(3.893)	(2.924)	(2.350)
3.06.02.08	Outras	(67.842)	(40.520)	(32.030)
3.06.03	Financeiras	(326.899)	(193.426)	(331.806)
3.06.03.01	Receitas Financeiras	22.506	23.678	15.453
3.06.03.01.01	Rendas de Aplicações Financeiras	8.298	5.916	11.134
3.06.03.01.02	Variação Monetária	10.588	1.213	1.696
3.06.03.01.03	Outras	3.620	16.549	2.623

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -01/01/2001 a 31/12/2001	4 -01/01/2000 a 31/12/2000	5 -01/01/1999 a 31/12/1999
3.06.03.02	Despesas Financeiras	(349.405)	(217.104)	(347.259)
3.06.03.02.01	Encargos de Dívida/Debêntures	(169.986)	(116.626)	(104.239)
3.06.03.02.02	Encargos s/Tributos e Contrib.Sociais	(6.432)	(8.993)	(11.753)
3.06.03.02.03	Variação Monet.s/Empr.Financ./Debêntures	(151.536)	(55.030)	(208.444)
3.06.03.02.04	Variação Monetária - Outras	(2.035)	(11.344)	(10.058)
3.06.03.02.05	Outras	(19.416)	(25.111)	(12.765)
3.06.04	Outras Receitas Operacionais	0	0	0
3.06.05	Outras Despesas Operacionais	0	0	0
3.06.06	Resultado da Equivalência Patrimonial	(556)	0	0
3.07	Resultado Operacional	813.042	208.546	(111.279)
3.08	Resultado Não Operacional	303	(377)	(2.243)
3.08.01	Receitas	1.930	212	378
3.08.02	Despesas	(1.627)	(589)	(2.621)
3.09	Resultado Antes Tributação/Participações	813.345	208.169	(113.522)
3.10	Provisão para IR e Contribuição Social	(171.747)	(29.080)	0
3.10.01	Contribuição Social	(42.253)	(7.752)	0
3.10.02	Imposto de Renda	(129.494)	(21.328)	0
3.11	IR Diferido	(53.544)	(12.174)	40.937
3.11.01	Contribuição Social	(19.356)	(3.627)	12.379
3.11.02	Imposto de Renda	(34.188)	(8.547)	28.558
3.12	Participações/Contribuições Estatutárias	(5.780)	(4.114)	0
3.12.01	Participações	(5.780)	(4.114)	0
3.12.02	Contribuições	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0
3.14	Participações Minoritárias	0	0	0
3.15	Lucro/Prejuízo do Exercício	582.274	162.801	(72.585)
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	652.742.193	603.845.254	539.091.216
	LUCRO POR AÇÃO	0,00089	0,00027	
	PREJUÍZO POR AÇÃO			(0,00013)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

08.01 - DEMONSTRAÇÃO DAS ORIGENS E APLICAÇÕES DE RECURSOS CONSOLIDADAS (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2001 a 31/12/2001	4 - 01/01/2000 a 31/12/2000	5 - 01/01/1999 a 31/12/1999
4.01	Origens	1.740.638	843.889	441.319
4.01.01	Das Operações	852.915	371.886	236.862
4.01.01.01	Lucro/Prejuízo do Exercício	582.274	162.801	(72.585)
4.01.01.02	Vls. que não repr. mov. Cap. Circulante	270.641	209.085	309.447
4.01.01.02.01	Depreciação e Amortização	172.026	146.416	130.378
4.01.01.02.02	Juros de Longo Prazo	8.799	12.687	5.490
4.01.01.02.03	Variação Monetária de Longo Prazo	98.789	38.839	174.419
4.01.01.02.04	Resultado da Equivalência Patrimonial	556	0	0
4.01.01.02.05	Amortização de Ágio	2.289	1.144	0
4.01.01.02.06	(Reversão) Provisão de L.Prazo, Líquida	(3.965)	(3.687)	37.854
4.01.01.02.07	Ativos e Passivos Fiscais Diferidos	53.544	13.265	(40.937)
4.01.01.02.08	Ressarc.Parcial Custo Energia Livre-MAE	(61.093)	0	0
4.01.01.02.09	Baixas do Ativo Permanente	(304)	421	2.243
4.01.02	Dos Acionistas	167.062	192.727	0
4.01.02.01	Integralização de Capital	167.062	192.727	0
4.01.03	De Terceiros	720.661	279.276	204.457
4.01.03.01	Ingressos de Novos Financ.de Longo Prazo	597.215	243.593	153.778
4.01.03.02	Debêntures	81.900	0	49.854
4.01.03.03	Realizáveis L.Prazo Transf.p/Circulante	37.422	35.518	559
4.01.03.04	Fornecedores	3.910	0	0
4.01.03.05	Outras	214	165	266
4.02	Aplicações	816.027	1.400.857	426.075
4.02.01	No Realizável a Longo Prazo	20.782	21.076	5.518
4.02.02	Em Investimentos	20	309.438	39.380
4.02.03	Na Aquis.de Imob.e Aplicação no Diferido	378.254	303.622	165.468
4.02.04	Em Enc.Efeit.Inflac.C.Prazo Apropr.Imob.	46.998	38.590	25.371
4.02.05	Em Dividendos Prop/Juros Capital Próprio	176.300	136.799	0
4.02.06	Em Exigíveis L.Prazo Transf.p/Circulante	193.673	258.328	190.338
4.02.07	Redução Capital Circ.Liq. Novos Invest.	0	333.004	0
4.03	Acréscimo/Decréscimo no Cap. Circulante	924.611	(556.968)	15.244
4.04	Variação do Ativo Circulante	802.644	139.021	(6.893)
4.04.01	Ativo Circulante no Início do Exercício	284.512	145.491	152.384
4.04.02	Ativo Circulante no Final do Exercício	1.087.156	284.512	145.491
4.05	Variação do Passivo Circulante	(121.967)	695.989	(22.137)
4.05.01	Passivo Circulante no Início Exercício	996.125	300.136	322.273
4.05.02	Passivo Circulante no Final do Exercício	874.158	996.125	300.136

RUBRICADO PARA IDENTIFICAÇÃO
POR UM REPRESENTANTE DA
DELOITTE TOUCHE TOHMATSU
AUDITORES INDEPENDENTES
RIO DE JANEIRO

09.01 - PARECER DOS AUDITORES INDEPENDENTES - SEM RESSALVA

PARECER DOS AUDITORES INDEPENDENTES

Ao Conselho de Administração e Acionistas da
Tractebel Energia S.A. (atual denominação da Centrais Geradoras do Sul do Brasil S.A. – GERASUL)
Florianópolis - SC

1. Examinamos os balanços patrimoniais da Centrais Geradoras do Sul do Brasil S.A. - GERASUL, controladora e consolidado, levantados em 31 de dezembro de 2001 e 2000, e as respectivas demonstrações do resultado, das mutações do patrimônio líquido e das origens e aplicações de recursos correspondentes aos exercícios findos naquelas datas, elaborados sob a responsabilidade de sua administração. Nossa responsabilidade é a de expressar uma opinião sobre essas demonstrações financeiras.

2. Nossos exames foram conduzidos de acordo com as normas brasileiras de auditoria e compreenderam: (a) o planejamento dos trabalhos, considerando a relevância dos saldos, o volume de transações e o sistema contábil e de controles internos da Companhia e de suas controladas; (b) a constatação, com base em testes, das evidências e dos registros que suportam os valores e as informações contábeis divulgados; e (c) a avaliação das práticas e das estimativas contábeis mais representativas adotadas pela administração da Companhia e de suas controladas, bem como da apresentação das demonstrações financeiras tomadas em conjunto.

3. Em nossa opinião, as demonstrações financeiras referidas no parágrafo 1 representam adequadamente, em todos os aspectos relevantes, a posição patrimonial e financeira da Centrais Geradoras do Sul do Brasil S.A. - GERASUL, controladora e consolidado, em 31 de dezembro de 2001 e 2000, os resultados de suas operações, as mutações de seu patrimônio líquido e as origens e aplicações de seus recursos correspondentes aos exercícios findos naquelas datas, de acordo com as práticas de contabilidade emanadas da legislação societária brasileira.

4. Conforme descrito na nota explicativa nº 9-e, a Companhia, baseada em projeções de fluxo futuro de caixa descontado a valor presente, elaboradas internamente, avaliou que alguns ativos integrantes de seu parque gerador não serão recuperados pelas suas operações futuras, se considerados isoladamente. A administração da Companhia entende que esses ativos, no conjunto, produzirão fluxo de caixa futuro positivo.

09.01 - PARECER DOS AUDITORES INDEPENDENTES - SEM RESSALVA

5. Conforme descrito na nota explicativa nº 25, os valores relativos às transações de compra e venda de energia elétrica realizadas no âmbito do Mercado Atacadista de Energia - MAE, no período de 1° de maio a 31 de dezembro de 2001, foram contabilizados com base em estimativa oficial efetuada e informada a todos os agentes do mercado pela Administradora do Mercado Atacadista de Energia - ASMAE em 13 de março de 2002. Para fins de liquidação financeira, tais valores poderão sofrer alterações e ajustes posteriores.

6. Conforme descrito na nota explicativa nº 25, foi editada a Medida Provisória nº 14, de 21 de dezembro de 2001, disciplinando, entre outros assuntos, a recomposição de margem das concessionárias geradoras de energia elétrica. Tal Medida Provisória está em processo de tramitação no Congresso Nacional.

Rio de Janeiro, 25 de março de 2002

DELOITTE TOUCHE TOHMATSU
Auditores Independentes
CRC-SP 11.609 S/SC

MARCELO C. ALMEIDA
Contador
CRC/RJ 36.206-3 S/SC

RELATÓRIO DE ADMINISTRAÇÃO - 2001

I - APRESENTAÇÃO

Senhores Acionistas

A Administração da Tractebel Energia S.A., nova denominação da Centrais Geradoras do Sul do Brasil – Gerasul, tem a satisfação de apresentar o Relatório Anual da Administração e as Demonstrações Financeiras relativas ao exercício de 2001, acompanhadas do parecer dos Auditores Independentes. Toda a documentação relativa às contas ora apresentadas está à disposição dos senhores acionistas, aos quais a Diretoria Executiva sentir-se-á honrada em prestar os esclarecimentos adicionais necessários.

Apresentação

O ano de 2001 foi decisivo para a consolidação da Empresa como a maior geradora privada de energia do País.

Em fevereiro entrou em operação a última unidade geradora da Usina Itá. Em junho passamos a operar a Usina William Arjona com gás natural e em agosto inauguramos sua terceira unidade, sendo esta a primeira usina no País a utilizar como combustível o gás natural importado da Bolívia.

A construção das usinas hidrelétricas Machadinho e Cana Brava seguiram em ritmo acelerado e devem ter o seu prazo de entrada em operação antecipado. Obtivemos em 21/12/2001, a licença ambiental para a Usina Termelétrica Jacuí, de forma a permitir a continuidade dos trabalhos de viabilização da obra. A Usina Termelétrica William Arjona terá ampliada sua capacidade de geração em 70MW e, no dia 30 de novembro, o acionista controlador obteve a concessão para construção da Usina Hidrelétrica São Salvador, no Estado de Tocantins.

Os investimentos desde a privatização da Companhia, que contaram com o apoio indispensável da Eletrobrás, do BNDES, do BID, do Banco do Brasil e da comunidade financeira, permitiram o crescimento da capacidade de fornecimento de energia elétrica da Empresa em mais de 40%, garantindo ao Sul do País um ano sem racionamento de energia. Esse vigoroso crescimento situa a Tractebel Energia entre as empresas que mais investiram em geração nos últimos três anos, o que é motivo de orgulho, pois por trás da geração de energia está o desenvolvimento, a criação de emprego, a qualidade de vida, o conforto, o acesso à tecnologia, aos meios de comunicação e às novas fontes de saber.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

Além disso, nossas unidades já instaladas bateram todos os recordes de disponibilidade e produção de energia elétrica, demonstrando a qualidade e performance de nossos serviços de operação e manutenção, e sua contribuição para minimizar o problema do racionamento de energia no País.

Todos que trabalharam direta ou indiretamente para possibilitar essas conquistas podem sentir orgulho de fazer parte da Tractebel S.A., divisão de energia da SUEZ, grupo mundial que se destaca entre os mais importantes em energia e serviços públicos. É também motivo de grande satisfação dispor de um corpo funcional competente e comprometido com o sucesso da Tractebel Energia, uma empresa que vem cumprindo integralmente seu papel de promover o desenvolvimento econômico e social, contribuindo, desta forma, com a melhoria da qualidade de vida dos brasileiros.

No ano de 2002 a Tractebel Energia deverá continuar crescendo, consolidando novas posições no mercado. Além da continuidade dos projetos já em andamento e o início de novos investimentos, será dado início, em conjunto com as demais empresas da SUEZ no Brasil, à implementação de um projeto de fornecimento de soluções industriais integradas.

Os desafios são imensos, principalmente face à implantação do novo modelo do setor elétrico no País, mas temos confiança que as decisões imprescindíveis ao crescimento serão implementadas em 2002, permitindo a continuidade dos investimentos no setor, evitando-se, no futuro, novas situações de racionamento de energia elétrica como a que atravessamos em 2001.

Agradecemos a confiança de nossos acionistas e colaboradores, que nos motivam a continuar firmes em busca dos melhores resultados, sempre com base em nossos valores fundamentais, que buscamos sempre fortalecer em cada membro de nossa equipe. Desta forma teremos um ano repleto de profissionalismo, cooperação, espírito de equipe, criação de valor, respeito pelo meio ambiente e comportamento ético. Este conjunto de valores nos caracteriza como Empresa e dá significado ao nosso trabalho e nossas vidas.

Maurício Stolle Bähr

Presidente do Conselho de Administração

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

Perfil Tractebel Energia

A maior geradora privada de energia elétrica do Brasil assumiu a marca de sua controladora e se chama agora Tractebel Energia S.A.. A mudança transparece a maturidade da trajetória de inserção da Tractebel no mercado nacional de energia, que teve seu maior destaque na aquisição do controle acionário da então estatal Gerasul, em 1998. Desde a privatização, fortes investimentos na expansão do parque gerador foram aliados a uma intensa reorganização interna e a uma mudança de foco na sua filosofia de negócios. De fornecedora de energia elétrica, com atuação restrita aos estados da Região Sul e ao Mato Grosso do Sul, a Empresa ampliou o mapa de implantação de suas unidades geradoras e se reestruturou para operar como parceira na solução das necessidades de potenciais clientes industriais em todo o País. Mais que uma mudança de nomes, a Gerasul realmente evoluiu para Tractebel Energia.

Ao assumir a marca da sua controladora, a Companhia formaliza a adoção, já incorporada ao seu cotidiano prático, de uma extensa gama de valores, compromissos e diretrizes que guiam as ações das empresas da SUEZ em todo o mundo. Profissionalismo, espírito de equipe, criação de valor, respeito ao meio ambiente e ética estão associados a uma identidade cuja ambição é imaginar, conceber, implementar e explorar soluções globais no âmbito dos serviços essenciais para a vida.

A Tractebel Energia possui 843 colaboradores diretos e uma capacidade instalada de 4.966 MW, provenientes 77,55% de usinas hidrelétricas e 22,45% de termelétricas, além de importar da Argentina mais 305 MW. Com sede administrativa em Florianópolis, opera atualmente 10 usinas situadas em vários pontos do País e continua investindo em novos empreendimentos que, nos próximos anos, ampliarão sua capacidade instalada para mais de 6.000MW.

Parque gerador

A capacidade instalada da Companhia em 31/12/2001 era de 4.966 MW, distribuídos em usinas hidrelétricas e termelétricas, conforme quadro abaixo:

Unidade de Produção	Tipo	Localização	Capacidade Nominal (MW)
Salto Santiago	Hidrelétrica	Rio Iguaçu (PR)	1.420
Itá (inclui participação da Tractebel na Itasa)	Hidrelétrica	Rio Uruguai (SC e RS)	1.127
Salto Osório	Hidrelétrica	Rio Iguaçu (PR)	1.078
Passo Fundo	Hidrelétrica	Rio Passo Fundo (RS)	226
Total de Hidrelétricas			**3.851**
Complexo Jorge Lacerda	Termelétrica	Capivari de Baixo (SC)	857
William Arjona	Termelétrica	Campo Grande (MS)	120
Charqueadas	Termelétrica	Charqueadas (RS)	72
Alegrete	Termelétrica	Alegrete (RS)	66
Total de Termelétricas			**1.115**

Adicionalmente, a Tractebel Energia conta com 305 MW importados da Argentina, atingindo uma capacidade de fornecimento de energia elétrica de 5.271 MW.

Rating da Companhia

No início de janeiro de 2002 a agência internacional Fitch Rating Ltd. divulgou o *rating* em escala nacional de Longo Prazo de AA(bra) atribuído à Tractebel Energia S.A.

Dentre os diversos fatores que levaram aquela agência a atribuir o *rating* nacional AA(bra) à Companhia, destacam-se os baixos custos operacionais, o forte portfólio de ativos geradores, o serviço da dívida facilmente gerenciável, a capacidade de geração de caixa, o agressivo programa de investimento e a forte participação acionária e expertise operacional da Tractebel S.A., acionista controladora da Tractebel Energia S.A.

A Fitch considera que a perspectiva do *rating* é Estável.

Nossos controladores

TRACTEBEL S.A.

O controle acionário da Companhia foi adquirido em 1998 pela Tractebel Sul Ltda., empresa constituída no Brasil sob o controle da Tractebel Socièté Anonyme, com sede em Bruxelas, Bélgica. A Tractebel S.A. é a maior empresa de serviços públicos da Europa e se constitui na divisão de energia da SUEZ. Opera em mais de 100 países, com uma capacidade instalada superior a 51.000 MW e transportando mais de 95 bilhões de metros cúbicos anuais de gás. O escopo de seus negócios extrapola o desenvolvimento e operação de usinas geradoras e sistemas de transporte e distribuição de energia elétrica e gás, abrangendo também engenharia, instalações técnicas e tratamento de efluentes, assim como serviços de energia urbana e industrial e a negociação de energia.

A expansão da Tractebel está ocorrendo principalmente nos mercados da Europa, da América do Norte e da América do Sul. Este último é um dos mercados relevantes para a Tractebel desde que as privatizações dos empreendimentos estatais ganharam vulto, na década de 90. Na região, a Tractebel S.A. possui uma capacidade instalada de 7.781MW, e transporta cerca de 7,7 bilhões de metros cúbicos de gás natural por ano.

SUEZ

Controladora da Tractebel, a SUEZ tem como missão fornecer o essencial à vida. É um dos cinco maiores produtores independentes de energia, líder mundial em serviços de água e número 1 em serviços de tratamento de resíduos na Europa, América do Sul e Ásia. Atua em 130 países, possui 180 mil colaboradores diretos, dos quais 14 mil no Brasil, e todas as suas ações e estratégias se guiam por valores que afirmam o compromisso com o desenvolvimento sustentável: a proteção ao meio ambiente, a responsabilidade social e a ética. Suas três principais atividades – energia, água e gestão de resíduos – estão agrupadas em três marcas. Respectivamente, Tractebel, Ondeo e Sita.

A Tractebel é a divisão de energia da SUEZ, e responde por aproximadamente 58% do faturamento do Grupo. A Ondeo, divisão de água, e a Sita, divisão de tratamento de resíduos, representam, respectivamente, 26% e 15% da receita total. A SUEZ atua ainda na área de comunicação, sendo a maior operadora de rede a cabo na França, e está implantando uma nova unidade, a SUEZ Industrial Solutions (SIS), destinada a oferecer a seus clientes industriais soluções integradas e individualizadas a partir do painel de serviços disponíveis nos seus diversos campos de atuação.

No Brasil, fazem parte da SUEZ diversas empresas, reunidas em torno das três marcas centrais. A Tractebel S.A. controla, entre outras, a Tractebel Brasil, a Tractebel Sul, a Tractebel Energia e a Leme Engenharia. A Ondeo controla as empresas Nalco, Dégrémont, Águas de Limeira e Águas de Amazonas. A Sita controla a Vega e possui participação acionária na Essencis.

II - O MERCADO BRASILEIRO DE ENERGIA

Mercado de energia

O mercado brasileiro de energia elétrica enfrentou uma situação delicada em 2001, com o racionamento decretado a partir de junho. A Região Sul foi a única não diretamente afetada, mas os seus consumidores também foram estimulados a adotar práticas de racionalização e, seguindo a tendência das demais regiões, a partir de maio se verificou uma desaceleração da demanda, que se prolongou pelo restante do ano. Em termos gerais, a demanda acumulada do Sul manteve um ligeiro crescimento por influência das taxas positivas dos primeiros meses, cerca de 1,2% em relação ao ano anterior, porém a carga do sistema interligado nacional apresentou retração aproximada de 8,5% em 2001. Nas regiões sob racionamento as reduções ultrapassaram a casa dos 20% em diversos meses.

Por um lado, a diversidade hidrológica foi determinante para poupar o Sul das metas de racionamento, contrastando com a conjuntura visualizada sobretudo no Sudeste e Nordeste, cujas afluências médias, em especial no primeiro semestre, foram das mais baixas já observadas. Por outro lado, o cenário de racionamento tornou mais visíveis não somente os investimentos privados em geração realizados no Sul nos últimos anos, consolidando sua vocação exportadora de energia, como tornou transparentes os limites e restrições dos sistemas de transmissão, que não permitiram o equilíbrio dos riscos para o conjunto do sistema. Tais limites imputaram um maior sacrifício aos outros submercados, na medida em que impediam que os excedentes do Sul pudessem ser melhor aproveitados.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

O consumo de energia no Brasil

O consumo de energia elétrica no País apresentou uma retração de 7,7% em 2001 em relação a 2000. Tal redução é devido, basicamente, ao Programa Emergencial de Redução do Consumo de Energia Elétrica, estabelecido pelo Governo Federal a partir de junho, tendo o mesmo sido abrandado, progressivamente, ao final do ano. A classe residencial foi a mais atingida (-11,8%) e, em seguida, a classe industrial (-6,6%). Nas Regiões Sudeste e Centro-Oeste, que contribuem com cerca de 60% do consumo de energia elétrica do País, a queda no consumo foi de 10,1% e 7,9%, respectivamente, quando comparados com a base de 2000. Na Região Sul, que não esteve inserida nesse Programa, o crescimento foi de apenas 1,4%.

O desempenho do PIB em 2001 acompanhou a trajetória do consumo de energia elétrica, passando de 4,3% em 2000 para 1,51% em 2001. Esse índice foi influenciado pelo racionamento de energia e a elevação de juros em 2001.

A tabela a seguir, apresenta a trajetória de crescimento anual do consumo de energia elétrica e do PIB nos últimos anos:

Ano	92	93	94	95	96	97	98	99	00	01
Consumo Energia. Elétrica (%)	1,6	3,8	2,6	5,7	4,4	6,2	4,1	1,6	4,6	-7,7
Produto Interno Bruto (%)	-0,54	4,92	5,85	4,22	2,66	3,27	0,22	0,79	4,30	1,5


Evolução do Consumo de Energia Elétrica e do PIB - Brasil
%
Ano
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
1,6
3,8
2,6
5,7
4,4
6,2
4,1
1,6
4,6
-7,7
-0,54
4,92
5,85
4,22
2,66
3,27
0,22
0,79
4,3
1,5
Consumo Energia
PIB

Fonte: Eletrobrás (DEM) e Gazeta Mercantil.

III – DESEMPENHO OPERACIONAL

Crescimento constante

A Tractebel Energia, maior geradora privada do Brasil, tem crescido constantemente desde sua privatização em 1998. Em 2001, expandiu sua produção de energia elétrica em 265 MW, com a entrada em operação da quinta máquina da Usina Hidrelétrica Itá e a terceira unidade da Usina Termelétrica William Arjona, e atingiu o recorde de geração em todas as suas unidades.

Geração em 2001

Revelou-se bastante gratificante o resultado dos esforços de antecipação de obras praticados pela Tractebel Energia, que contribuiu para minimizar os efeitos da crise de 2001 e recuperar a qualidade de suprimento. A Usina Hidrelétrica Itá, por exemplo, cujas quatro primeiras máquinas haviam sido antecipadas para operação já em 2000, manteve sua produção elevada em 2001, com a ativação, também antecipada, da quinta e última máquina em março.

No conjunto, a produção das hidrelétricas da Tractebel Energia superou em 32% a soma das respectivas energias asseguradas, totalizando o montante recorde de 24.602GWh. Em relação ao ano anterior, estas usinas apresentaram um crescimento na produção de energia de mais de 90%. O grande aumento na produção, além das condições hidrológicas mais favoráveis em relação a 2000 na Região Sul, deveu-se principalmente à necessidade de atender outras regiões do País, que sofreram uma forte estiagem ao longo de praticamente todo o ano.

Como a prioridade em atender a demanda, na Tractebel Energia, coube às usinas hidrelétricas, houve uma pequena queda na geração termelétrica em relação a 2000 (inferior a 10%). Em conseqüência, e apesar do racionamento de energia que ocorreu nas regiões Sudeste e Nordeste, a produção de 2001 das usinas térmicas ficou abaixo da assegurada, em decorrência de restrições no sistema de transmissão de energia entre as regiões Sul e Sudeste.

O fator de disponibilidade do conjunto das usinas da Companhia foi de 93,22% no exercício. As hidrelétricas tiveram uma disponibilidade de 94,71%, enquanto que nas termelétricas este fator chegou a 87,63%.

A produção anual da Tractebel Energia superou em 14,6% os montantes de energia assegurada de suas usinas. Mesmo com as restrições, a Região Sul manteve por todo o ano metas relativamente elevadas de exportação para o Sudeste.

Geração recorde da Companhia

A produção total de energia elétrica da Tractebel Energia em 2001 foi de 30.034 GWh, um montante 60% superior ao do ano imediatamente anterior.

O esforço na ampliação da produção durante o ano levou a Tractebel Energia a obter, em maio de 2001, o recorde mensal de geração no conjunto de suas usinas, com 2.749.314 MWh gerados. Além disso, durante o ano, todas as usinas alcançaram seu recorde individual de geração.

Clientes da Tractebel Energia

Os principais clientes da Companhia são as empresas distribuidoras de energia elétrica situadas no Sistema Elétrico Sul, que é composto pelos estados de Mato Grosso do Sul, do Paraná, de Santa Catarina e do Rio Grande do Sul, além de atender à Região Sudeste, através da venda de energia elétrica à Furnas Centrais Elétricas S.A. A Tractebel Energia também fornece energia elétrica diretamente a grandes consumidores, através de contratos específicos.

IV – DESEMPENHO ECONÔMICO E FINANCEIRO

Ambiente econômico

A trajetória de crescimento da economia brasileira verificada em 2000 foi interrompida no segundo trimestre de 2001 em decorrência da crise de energia elétrica que se estabeleceu no País, aliada aos efeitos negativos causados pelo desempenho da economia internacional. A taxa de crescimento anual do Produto Interno Bruto (PIB) de 4,5% verificada em 2000 fechou o ano de 2001 na casa de 2%.

O forte crescimento da demanda de energia elétrica, frente ao baixo crescimento da oferta causado pelas condições hidrológicas desfavoráveis e, principalmente, pelo baixo nível de investimentos no setor, levou o governo brasileiro a criar a Câmara de Gestão da Crise de Energia Elétrica (CGE) que, dentre diversas outras ações emergenciais, impôs metas de redução no consumo e implantou o Programa Prioritário de Termeletricidade (PPT) para estimular novos investimentos em plantas termelétricas, que têm prazo de maturação significativamente inferior às hidrelétricas.

Como conseqüência da crise de energia elétrica e do desempenho negativo da economia internacional, mormente da crise financeira argentina, os investimentos estrangeiros diretos reduziram dos US$ 31 bilhões verificados em 2000 para US$ 22.6 bilhões no ano de 2001. Paralelamente, a depreciação da taxa de câmbio, que durante 2000 foi de 9,3%, elevou-se para 18,7% no ano de 2001. Por conta do efeito dos choques cambiais ocorridos ao longo de 2001 e do reajuste dos preços administrados pelo Governo, a taxa de inflação anual ultrapassou a meta de 4%, com intervalo de tolerância de 2 pontos percentuais, com o Índice de Preços ao Consumidor (IPCA) fechando em 7,67%.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

O governo brasileiro, diante do cenário internacional desfavorável e das incertezas futuras, prolongou o programa de ajuste com o Fundo Monetário Internacional (FMI) por mais um ano, permitindo ao País aumentar sua disponibilidade de crédito para 2002. Na área fiscal, as metas definidas no programa do FMI foram alcançadas, gerando superavit primário de 3,4% do PIB. As respostas tempestivas e eficientes do governo federal ao ambiente internacional reduziram a influência da crise argentina sobre a economia nacional, diminuindo, nos últimos meses de 2001, a percepção do risco Brasil nos mercados de capitais internacionais.

Resultado do exercício

O resultado do exercício

A existência de boas condições hidrológicas no Sul do País no ano de 2001, que possibilitou à Tractebel Energia bater os recordes históricos de geração de energia em todas as suas unidades, e o perfil de seu parque gerador, que possui 22,45% de sua capacidade proveniente de usinas térmicas, aliados a decisão estratégica da Companhia em ampliar, através de aquisições de participações de terceiros, para 69% seus direitos sobre a energia da Usina Hidrelétrica Itá, cuja data de operação comercial foi antecipada, criaram, em função da escassez de energia no mercado, a disponibilidade de grande volume de energia para venda no mercado livre.

No conjunto, a geração de energia da Empresa superou em 60% o volume de produção obtido no ano de 2000, permitindo que o Sul do País não fosse incluído no racionamento de energia e a exportação de excedente para a região Sudeste.

Tal conjunto de condições favoráveis beneficiaram os resultados da Companhia, que desde sua privatização tem efetuado fortes investimentos na ampliação da capacidade de geração e na manutenção de seu parque operacional, cujo nível de excelência permitiu a obtenção de índices de disponibilidade superiores a 93% no exercício.

Por outro lado, a flutuação cambial verificada no exercício afetou o resultado da Companhia, gerando variação cambial líquida de R$ 122.144 mil, 166,7% superior à registrada em 2000 (R$ 45.790 mil). Mesmo diante da alternativa de diferir em até 4 anos a variação cambial líquida, a Administração decidiu registrá-la integralmente no resultado, a exemplo do que fizera em 1999.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

O lucro líquido do exercício foi de R$ 582.274 mil, superior em 257,7% ao apurado em 2000 (R$162.801 mil), e o EBITDA, representado pelo lucro antes do resultado financeiro, impostos, depreciação e amortização, atingiu R$ 1.236.142 mil, significando um crescimento de 133,6% em relação ao ano anterior, de R$ 529.263 mil.

Em resumo, a boa performance apresentada deve-se aos seguintes fatores ocorridos em 2001:

- as boas condições hidrológicas no Sul do país e os investimentos em novas unidades, que permitiram um aumento de 60% na produção de energia elétrica em relação ao ano 2000;
- aumento de produção sem aumento significativo de custos operacionais;
- antecipação da entrada em operação comercial de unidades da Usina Hidrelétrica Itá, ampliando a disponibilidade de energia nova e sem contratos de fornecimento, disponível para venda no mercado atacadista;
- exportação de grande volume de energia para o Região Sudeste, vendida no mercado livre;
- registro contábil das transações de compra e venda de energia elétrica ocorridas no âmbito do MAE no período de setembro de 2000 a dezembro de 2001;

Principais indicadores (R$ mil)

Indicadores	2001	2000	%
Receitas operacionais líquidas	2.083.025	1.057.317	97,01
Ebitda	1.236.142	529.263	133,56
Despesas financeiras líquidas	268.918	183.104	46,87
Lucro operacional	816.138	206.733	294,78
Lucro líquido do exercício	582.274	162.801	257,66
Dividendos propostos	176.300	136.799	28,88
Ativos totais	5.312.225	4.560.259	16,49
Dívidas em moedas estrangeiras	745.402	776.059	(3,95)
Dívidas em moeda nacional	512.676	608.783	(15,79)
Patrimônio líquido	2.943.820	2.432.379	21,03

Valor adicionado e sua distribuição

O valor adicionado bruto gerado no exercício de 2001 foi de R$ 1.457.435 mil, representando um crescimento de 119,26% em relação a 2000, cujo valor foi de R$ 664.721 mil. O valor adicionado está distribuído conforme indicado nos gráficos a seguir, e foi superior em 139,84% em relação ao exercício anterior.

Controladora

2001 – R$ 1.313.433 mil


Empregados
5%
Financiadores
22%
Acionistas
44%
Governo
29%

2000 – R$ 547.621 mil


Empregados
10%
Financiadores
36%
Acionistas
30%
Governo
24%

A Demonstração do Valor Adicionado está apresentada no anexo I às Demonstrações Financeiras.

Distribuição de dividendos/juros sobre o capital próprio

A administração da Companhia submeterá à Assembléia Geral Ordinária a proposta de distribuição de dividendos no valor de R$ 176.300 mil, que corresponde a 31,87 % do lucro líquido ajustado nos termos da legislação societária.

Consoante deliberação do Conselho de Administração ocorrida em 14.12.2001, a companhia contabilizou o crédito de juros sobre o capital próprio no montante de R$ 80.000 mil, equivalente a R$ 0,1225598725 por lote de mil ações, independentemente de espécie ou classe, cujo valor, líquido de IRRF, será imputado aos dividendos acima referidos.

A empresa no mercado de capitais

Os papéis da Gerasul tiveram um excelente desempenho na Bolsa de Valores de São Paulo (Bovespa) em 2001. As ações do tipo ON tiveram uma valorização de 35,71% e as do tipo PNB subiram 18,60%, frente a um incremento de 5,86% no Índice Energia Elétrica (IEE).

V - INVESTIMENTOS

Expansão do parque gerador

A Tractebel Energia mantém a decisão de investir na expansão de seu parque gerador e ampliar sua presença no mercado de energia em todo o País. Desde 1998, quando a Tractebel S.A. adquiriu o seu controle acionário, ampliou em 33% seu capacidade de geração de energia elétrica, que no período saltou de 3.719MW para 4.965MW. Até o final de 2002, mais 902 MW serão acrescentados ao seu parque gerador. Além disso a Companhia importa 305 MW da Argentina, ampliando sua capacidade de fornecimento para 5.271 MW.

Estes números permitiram um aumento de mais de 40% na sua oferta de energia nos primeiros três anos após a privatização da Empresa, destacado-a como uma das que mais investiram neste período.

Ao longo de 2001, a Companhia acelerou o ritmo das obras nas usinas em implantação, antecipando de forma significativa os cronogramas, investiu no desenvolvimento de parcerias e projetos de co-geração e na análise de novos projetos térmicos e hidráulicos.

Apresentamos a seguir a situação dos empreendimentos:

• UHE Itá – Sua motorização foi concluída sete meses antes da data prevista. A última de suas cinco unidades geradoras entrou em operação em 8 de março de 2001. A antecipação garantiu o aporte de energia e a expansão das oportunidades de venda num ano em que as condições de suprimento estavam comprometidas em grande parte do País pelos baixos níveis dos reservatórios.

A obra envolveu, além da instalação da usina, o remanejamento de 3.585 famílias, a construção de 565 km de estradas e a implantação de 710 km de redes elétricas. A Tractebel Energia tem uma participação de 39,5% no consórcio construtor de Itá, em parceria com a Itá Energética S.A. – ITASA, empresa na qual a Tractebel Energia também possui uma participação societária de 48,75%, consolidando 69% da Usina.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

• UHE Machadinho – A Tractebel Energia tem uma participação no empreendimento de 16,94%, e será responsável por sua operação e manutenção durante o período de concessão. Situada no Rio Pelotas, com potência instalada de 1.140 MW, sua implantação atingiu, no final de 2001, um progresso global de 99,1%. Estão concluídas as obras civis, o fornecimento de equipamentos alcançou um progresso de 97,8% e a montagem eletromecânica 86,3%. O enchimento do reservatório, com área inundada de 56,7 km², ocorreu em setembro, e o início do comissionamento da primeira unidade geradora, em dezembro, antecipando o início da geração comercial em 20 meses em relação ao prazo original. A segunda e a terceira unidades têm previsão de entrada em operação em abril e julho de 2002, respectivamente.

No âmbito dos programas sócio-econômicos, destacam-se o remanejamento de 1.245 famílias, a construção e melhoria de 178 km de estradas e acessos, a construção de 70 km de redes elétricas e de comunicação, a construção e melhoria de 27 km de rede de água e perfuração de poços artesianos, a relocação e readequação de quatro núcleos rurais.

• UTE William Arjona – Termelétrica localizada em Campo Grande (MS), podendo operar a óleo diesel ou gás, é a primeira usina brasileira a utilizar o gás natural do gasoduto Bolívia-Brasil na geração de energia elétrica. Sua capacidade de geração está sendo sensivelmente ampliada. Em agosto de 2001 iniciou-se a operação comercial da terceira máquina de 40MW, somando uma capacidade instalada de 120MW. Em dezembro, para atender um contrato com a Comercializadora Brasileira de Energia Emergencial - CBEE e reduzir a dependência do sistema do regime hidrológico, reinstalaram-se os canteiros para a montagem de mais duas máquinas de 35 MW cada, com previsão de operação da primeira em abril e da segunda em junho de 2002. Com a expansão, o sítio termelétrico ficará apto a gerar 190 MW.

• UHE Cana Brava – é a primeira usina brasileira da Tractebel Energia fora da área de abrangência da antiga Gerasul, marcando o propósito da Companhia de ampliar sua presença no mercado nacional de energia elétrica. Sua concessão pertence à Companhia Energética Meridional (CEM), controlada pela Tractebel Energia, que detém 99,99% de seu capital total.

Está situada no Rio Tocantins, e terá potência instalada de 450MW. Seu cronograma de obras está antecipado em cinco meses. Em outubro de 2001 foi concluída a liberação da área do reservatório, e em janeiro de 2002 iniciou-se o seu enchimento, que inundará 139 km². A usina irá operar com três máquinas de 150 MW cada uma, com previsão de operação em abril, julho e setembro de 2002. Em média, a usina encerrou o exercício de 2001 com 90% das obras civis, do fornecimento de equipamentos, do programa ambiental e do sistema de transmissão e conexão realizados.

Projetos em desenvolvimento

• Co-geração Anhangüera - Usina de co-geração com potência de 270MW de energia e 110 ton/h de vapor, com localização prevista para o município de Limeira (SP). Será o primeiro e mais avançado projeto de co-geração da Tractebel no Brasil. A usina de Anhangüera utilizará gás natural como combustível e deverá atender um consórcio de oito indústrias, além de prever a venda de energia excedente para o sistema elétrico. Este projeto foi enquadrado no Programa Prioritário de Termeletricidade (PPT), que garante o fornecimento do gás e o financiamento, e tem previsão de estar pronto para operar em dezembro de 2003.

• UTE Jacuí - Termelétrica a carvão com potência de 350MW, situada em Charqueadas (RS). Sua implantação foi paralisada em 1991, quando apresentava uma evolução nas obras de 40%. Com a privatização da Companhia, em 1998, seu projeto foi reavaliado e em dezembro de 2001 foi obtida a licença ambiental de instalação, permitindo à Companhia prosseguir nos trabalhos de viabilização da obra.

• Outros projetos - Vários projetos de usinas de co-geração de eletricidade e vapor evoluíram ao longo de 2001 e estão sendo desenvolvidos para clientes industriais das regiões Sul e Sudeste, com previsão de início de implantação a partir de 2003. As diversas plantas utilizam como combustível tanto o gás natural como fontes alternativas disponíveis em cada região, entre os quais os resíduos de madeira, o lixo urbano, o biogás de aterro sanitário e o bagaço da cana-de-açúcar.

VI - BALANÇO SOCIAL

Balanço social

Mais de 800 profissionais contribuem diretamente para o sucesso da Tractebel Energia. Para eles, a Companhia mantém uma política de valorização, reconhecimento e aperfeiçoamento.

Em sintonia com esses valores, está o reconhecimento da responsabilidade social e a certeza de que o envolvimento comunitário também faz parte do sucesso de seu negócio. Por isso, a Empresa desenvolve ações que beneficiam não apenas seus colaboradores diretos, como, também, seus dependentes e a comunidade.

Os recursos humanos

A política de recursos humanos da Tractebel Energia acompanha as responsabilidades éticas e sociais assumidas e difundidas na Carta Social Internacional do grupo SUEZ. Entre elas, figuram a garantia da igualdade de direitos a todas as pessoas, o combate à exclusão social, o apoio e execução de programas de desenvolvimento pessoal e a disposição para um ambiente de trabalho em que haja respeito, confiança e espírito de equipe.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

A busca da excelência profissional é um objetivo permanente. De seus 843 colaboradores, 33% possuem formação universitária, a maior parte deles com cursos de especialização, mestrado ou doutorado. Cada colaborador teve em média 99 horas de treinamento ao longo de 2001. Somados os colaboradores diretos e seus dependentes, a comunidade Tractebel Energia reunia, ao final do exercício, 2.975 pessoas.

Para retribuir de forma adequada aos que fazem da Tractebel Energia uma grande empresa, foi implantado um novo plano de carreira e remuneração, com o suporte de uma das maiores consultorias internacionais neste assunto. Ao plano, que estabeleceu uma política clara e estável, se agregam a participação de todos os colaboradores nos lucros da Companhia e um bônus atrelado à consecução de metas, destinado aos integrantes da carreira gerencial.

A Companhia também possui um amplo plano de benefícios. Em 2001, investiu, em média, mais de R$ 13 mil em cada colaborador através de auxílio à saúde, seguro de vida, alimentação e fundação de previdência. Esses benefícios representaram 39,46% do salário nominal pago aos empregados.

Diversas atividades do Programa de Qualidade de Vida - promoção saúde, integração e gestão do clima - destinaram-se a fortalecer as condições indispensáveis à melhoria da qualidade de vida dos colaboradores. Um dos pontos altos foi o Diagnóstico do Estilo de Vida e Comportamentos de Riscos dos trabalhadores, cujos resultados permitirão planejar ações adequadas às necessidades e interesses do corpo funcional.

O diagnóstico apurou uma série de indicadores da qualidade de vida no trabalho na Tractebel Energia, revelando, entre outros itens, que do total de colaboradores 83,5% estão satisfeitos com o trabalho que realizam, 95,1% consideram bom ou excelente o relacionamento com os colegas e 85,6% classificam como bom ou excelente o plano de benefícios.

Projetos para a comunidade

O processo de integração com a comunidade é parte da filosofia de trabalho da Tractebel Energia. Assumindo a responsabilidade social como um dos pilares do desenvolvimento, a empresa possui uma ampla participação em eventos comunitários e em ações de patrocínio a projetos culturais e sociais, cujo foco principal é a criança carente e a educação. Entre os programas desenvolvidos estão:

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

• Adolescente Assistido – 25 menores carentes trabalham em diversos departamentos na sede da Tractebel Energia, em Florianópolis. A empresa oferece benefícios como pagamento de meio salário mínimo vigente, vale alimentação, vale transporte, férias, gratificação de férias, uniforme, seguro de acidentes pessoais e auxílio odontológico. Feito em convênio com a Promenor, de Florianópolis, e com a Combentu, de Tubarão (SC), o programa é automaticamente renovado a cada ano.

• Ação Cidadania - A Tractebel Energia criou no exercício o seu próprio Núcleo de Ação da Cidadania, que faz campanhas para a arrecadação de alimentos, roupas e calçados, além de realizar feiras beneficentes e distribuir cestas básicas. A principal fonte de recursos do núcleo tem origem em doações efetuadas pelos empregados.

• Cidade da Criança - Este projeto é desenvolvido em Florianópolis numa parceria com a prefeitura local, atingindo mais de 3 mil crianças de zero a 18 anos, com extensão às famílias e à comunidade.

• Hospital Celso Ramos – A Tractebel Energia participa, em parceria com a Rede Brasil Sul -RBS, Intelbrás e Brasil Telecom, da reconstrução do 6º andar do Hospital Celso Ramos, que abriga o centro de tratamento semi-intensivo.

• Doações – A Companhia manteve uma política de doações de móveis, computadores e equipamentos para escolas e creches carentes situadas em sua área de atuação. Para a Escola Municipal Aloísio Maier, de Laranjeiras do Sul, no Paraná, foi doado uma terreno para construção de novas instalações.

• Realização de workshops científicos, abertos ao público e à comunidade científica, para apresentação dos trabalhos realizados na implantação da Usina Cana Brava;

• Implantação de medidas compensatórias e de apoio aos municípios, como a execução do sistema de esgotos sanitários no município de Minaçu, em Goiás, que atenderá aproximadamente 60% da sua população;

• Desenvolvimento de programas de educação e cultura, incluindo a alfabetização de jovens e adultos.

• Manutenção de convênios com escolas para utilização de imóveis da Empresa na vila residencial da Usina Hidrelétrica Salto Osório, no Paraná, e no Município de Água Doce, em Santa Catarina.

• Prêmio Responsabilidade Social - O balanço social da Gerasul em 2000 recebeu o reconhecimento da Assembléia Legislativa do Rio Grande do Sul, com o prêmio Responsabilidade Social – RS, concedido anualmente às empresas que se destacam pelo desempenho na área social.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

O balanço social

Bases de cálculo(em R$ mil)	**Exercício de 2001**			**Exercício de 2000**		
Receita líquida	2.083.025			1.057.317		
Resultado operacional	816.138			206.733		
Folha de pagamento bruta	48.237			45.193		
Indicadores sociais internos	**R$ mil**	**% sobre Folha de pagamento**	**% sobre Receita líquida**	**R$ mil**	**% sobre Folha de pagamento**	**% sobre Receita líquida**
Alimentação	2.929	6,07	0,14	2.473	5,47	0,23
Encargos Sociais Compulsórios	16.288	33,77	0,78	14.367	31,79	1,36
Previdência Privada	6.338	13,14	0,30	6.627	14,66	0,63
Previdência Privada – Conversão Aposentadoria Especial em Aposentadoria por Tempo de Serviço	25.882	53,65	1,25	24.431	54,06	2,32
Saúde	2.700	5,60	0,13	2.344	5,19	0,22
Educação	1.784	3,70	0,09	1.096	2,43	0,10
Participação nos Lucros ou Resultados	5.780	11,98	0,28	4.114	9,10	0,39
Outros Benefícios	1.322	2,74	0,06	1.305	2,89	0,12
Total	**63.023**	**130,65**	**3,03**	**56.757**	**125,59**	**5,37**
Indicadores sociais externos	**R$ mil**	**% sobre Resultado operacional**	**% sobre Receita líquida**	**R$ mil**	**% sobre Resultado operacional**	**% sobre Receita líquida**
Impostos (excluídos encargos sociais)	309.534	37,93	14,86	80.986	39,17	7,66
Contribuição p/a Sociedade/Investimentos na Cidadania	3.785	0,46	0,18	483	0,24	0,05
Total	**313.319**	**38,39**	**15,04**	**81.469**	**39,41**	**7,71**
Indicadores ambientais						
Relacionados com a operação da Companhia	2.873	0,35	0,14	93	0,04	0,01
Relacionados com projetos em curso	1.249	0,16	0,06	8.783	4,25	0,83
Total	**4.122**	**0,51**	**0,20**	**8.876**	**4,29**	**0,84**
Indicadores do corpo funcional						
Nº de empregados no final do exercício	843			830		
Nº de admissões durante o exercício	46			57		
Nº de estagiários durante o exercício	43			59		

VII - BALANÇO AMBIENTAL

Balanço ambiental

A Tractebel Energia está comprometida com a preservação do meio ambiente e a garantia do desenvolvimento sustentável das regiões onde atua, tanto em termos ecológicos como econômicos e sociais. Suas iniciativas vão além do cumprimento das obrigações legais. A empresa promove a formação e conscientização de seus profissionais e das comunidades envolvidas, investe na utilização de técnicas eficientes e modernas, realiza estudos preventivos sobre impactos ambientais e mantém planos de controle e avaliação periódica de suas atividades.

O marco referencial do eco-compromisso da Tractebel Energia é o seu Código de Meio Ambiente, onde estão expressos os princípios de sustentabilidade e qualidade de vida que regem as decisões da empresa.

A condução das questões de meio ambiente levaram a Tractebel Energia a conquistar o 9º Prêmio Expressão de Ecologia, promovido pela revista Expressão, na categoria Gestão Ambiental, com o trabalho "Gerenciamento Ambiental da Usina Hidrelétrica Itá".

Partilhando iniciativas

A Tractebel Energia expõe e debate suas ações ambientais com a comunidade. Alguns acontecimentos se destacaram em 2001:

- Estudo de viabilidade de usina de valorização energética do lixo, pela sua queima em combinação com gás natural, em conjunto com órgãos públicos e iniciativa privada, nas regiões da grande Florianópolis, Médio Vale e Foz do Rio Itajaí.

- Inaugurado em Itá o Centro de Divulgação Ambiental (CDA), criado para guardar e divulgar os resultados dos programas ambientais desenvolvidos durante a implantação da usina.

- Entregue à gestão da Fundação de Amparo ao Meio Ambiente (Fatma), órgão ambiental de Santa Catarina, a Unidade de Conservação Barra dos Queimados, estação ecológica de 735 hectares, situada em Concórdia (SC).

- Co-patrocínio da Câmara Técnica do Consórcio Intermunicipal de Gestão Ambiental Participativa do Alto Uruguai Catarinense, o Consórcio Lambari, cujos projetos prioritários são diminuir os lixões, a poluição dos rios e os dejetos de suínos.

• Representação em diversas entidades de preservação do meio-ambiente, tais como Conselho Estadual de Recursos Hídricos do Paraná, Comitê da Bacia do Rio Tubarão, Comitê do Baixo Jacuí, Comitê da Bacia do Rio do Peixe, Comissão Pró-Comitê do Rio Passo Fundo, Comissão Pró-Comitê dos Rios Apuaê/Inhandava e Consórcio Lambari.

• Patrocínio ao I Encontro das Águas do Paraná e ao Projeto de Barragem para Contenção de Cheias no município de Concórdia – SC.

Responsabilidade nas obras

• Hidrelétrica Machadinho

Algumas das etapas mais significativas do Programa Ambiental foram concluídas no ano:

- o resgate da fauna e peixes durante as fases de enchimento do reservatório, que alcançou mais de 2 mil animais e o salvamento de 18.500 peixes, que foram devolvidos ao rio;

- o salvamento da flora, com a coleta de 24 mil mudas de árvores e mais de 1,5 milhão de sementes durante o desmatamento.

- o plantio, já efetuado, de 545 mil mudas. A meta é plantar, até setembro de 2004, um total de 2,08 milhões de árvores na área de entorno do reservatório;

- o monitoramento continuado de 25 poços de água no entorno do lago e de 11 pontos dentro do reservatório, assegurando a manutenção da qualidade das águas subterrâneas e superficiais.

• Hidrelétrica Cana Brava

Vinte e três programas relacionados a ações sócio-econômicas e à preservação do meio físico-biótico estão sendo desenvolvidos junto à obra. Em 2001, foram concluídos os estudos e resgate da flora, do patrimônio arqueológico e espeleológico e implementadas todas as medidas necessárias para o enchimento do reservatório e resgate da fauna.

• Termelétrica Jacuí

A usina, que obteve no ano sua Licença de Instalação, será dotada dos mais modernos sistemas de controle ambiental, atendendo a legislação nacional e requisitos internacionais como os do Banco Mundial e da Organização Mundial de Saúde.

A gestão nas termelétricas

As emissões e os impactos ambientais causados pelas atividades das usinas e os sistemas de controle são sistematicamente avaliados. Entre as ações desenvolvidas em 2001, destacam-se:

- Monitoramento permanente das emissões atmosféricas e líquidas, assim como o impacto dessas emissões na qualidade do ar e dos cursos d'água na área de influência das usinas termelétricas.

- Utilização de cinzas pesadas, provenientes da queima de carvão, na recuperação de áreas em Capivari de Baixo (SC) e Charqueadas (RS), que atingiu 1 km^2 em 2001. Já as cinzas leves produzidas no Complexo Jorge Lacerda são totalmente destinadas à indústria de cimento.

- Pesquisas para aproveitamento de cinzas.

A gestão nas hidrelétricas

A Tractebel Energia executa programas de pesquisa e mantém convênios com instituições de pesquisa e assistência técnica para executar o monitoramento ambiental dos reservatórios das hidrelétricas e suas áreas adjacentes. Em 2001, destacaram-se as seguintes ações:

- Estudo de peixes migratórios do Rio Uruguai.

- Pesquisa no reservatório da Usina Hidrelétrica Passo Fundo (RS), com ênfase na qualidade da água e fauna aquática local, em convênio com a Pontifícia Universidade Católica do Rio Grande do Sul (PUC-RS).

- Atividades de conservação dos recursos naturais nas proximidades do reservatório da Hidrelétrica Passo Fundo, em convênio com a Empresa de Assistência Técnica e Extensão Rural do Rio Grande do Sul (EMATER-RS).

- Acompanhamento e avaliação da qualidade da água, em convênio com o Instituto Ambiental do Paraná (IAP), e inspeção ambiental e patrimonial, em parceria com a Polícia Ambiental do Paraná, nas hidrelétricas Salto Osório e Salto Santiago

- Elaboração dos planos de uso e ocupação das águas e entorno dos reservatórios das hidrelétricas Salto Osório, Salto Santiago e Itá.

VIII – PERSPECTIVAS E AGRADECIMENTOS

O mercado de energia em 2002

A expectativa do mercado brasileiro em 2002 volta a ser de crescimento, resguardando-se, porém, um efeito residual das ações de racionalização e monitoramento mais apurado do consumo. Desta forma, com a progressiva recuperação dos níveis de armazenamento, que já se observa nesse início do ano, as atenções passam para a adoção de políticas de caráter permanente que concretizem o nível de segurança e qualidade esperados.

Desafios da liberalização

A partir de 2003 acentua-se o processo de liberalização do mercado brasileiro de energia elétrica, com a redução gradativa dos Contratos Iniciais, até que, em 2005, todos poderão optar por ser consumidores livres. Internamente, a Tractebel Energia iniciou e persiste nos ajustes necessários para se antecipar às oportunidades do novo mercado, enfocando a comercialização e a integração com uma base sempre crescente de clientes.

Já foram anunciadas medidas de revitalização do setor elétrico, cuja diretriz geral é o aperfeiçoamento do modelo institucional, para a preservação da competição nos segmentos de geração e comercialização, o estímulo aos investimentos privados e a melhora da confiabilidade dos suprimentos. No curto prazo, além dos projetos emergenciais de geração e transmissão, destaca-se a importância do Acordo Geral entre Geradoras e Distribuidoras, solucionando pendências financeiras devidas ao racionamento e, mesmo, anteriores. Outros temas, relacionados à funcionalidade do Mercado Atacadista Brasileiro, ao processo de comercialização e formação de preços, à efetiva abertura do mercado, bem como às políticas de incentivo à expansão da oferta e à contratação, ilustram preocupações que foram, de certa maneira, reacendidas com o agravamento das condições do sistema em 2001.

A Tractebel Energia acompanha e participa ativamente da elaboração dessas propostas, ajudando a moldar a evolução do setor com o mesmo entusiasmo de quem, desde a origem, evidenciou sua confiança na reforma. As posições assumidas, que ganham transparência nos elevados níveis de expansão, produção e disponibilidade das suas instalações, atestam a perseverança das ações para o fortalecimento do seu papel no mercado.

10.01 - RELATÓRIO DA ADMINISTRAÇÃO

Diretrizes da Tractebel Energia para 2002

A Tractebel Energia reafirma seus propósitos de liderar a produção de energia privada no Brasil em 2002, expandindo ainda mais o seu parque gerador. Estão sendo implementadas a quarta e quinta unidades da Usina Termelétrica William Arjona, e antecipadas as entradas em operação da Usina Hidrelétrica Machadinho, realizada em consórcio, e da Usina Hidrelétrica Cana Brava, implantada através da Companhia Energética Meridional - CEM, sua controlada.

Também em 2002 a Empresa está ampliando seu foco de atuação, que passa a abranger também outras necessidades do processo industrial dos clientes, o que posicionará a Tractebel Energia também como parceira nestes processos, além de fornecedora de energia. O conceito de soluções industriais integradas resultante dessa filosofia se torna possível graças ao *know how* e ao conjunto único de processos industriais que se pode encontrar nas diversas empresas da Tractebel e da SUEZ.

Agradecimento

Registramos nossos agradecimentos aos clientes, acionistas, fornecedores e financiadores pelo apoio e confiança depositados, e em especial aos nossos empregados, por sua dedicação e empenho que muito contribuíram para os resultados da Companhia.

Florianópolis (SC), 27 de março de 2002

A Administração

ANEXO I – DEMONSTRAÇÕES DO VALOR ADICIONADO DOS EXERCÍCIOS FINDOS EM 31 DE DEZEMBRO (não auditadas)

(em milhares de reais)

	Controladora		Consolidado	
	2001	2000	2001	2000
GERAÇÃO DO VALOR ADICIONADO				
Receitas de vendas, serviços e outras	1.907.707	832.815	1.911.667	859.103
Subvenção de combustível – CCC	258.695	264.626	258.695	264.626
Receitas não operacionais	1.930	169	1.930	212
(-) Insumos				
Materiais	(8.577)	(10.526)	(8.615)	(10.526)
Serviços de terceiros	(31.558)	(25.407)	(33.670)	(26.091)
Combustível para produção de energia – CCC	(258.695)	(264.626)	(258.695)	(264.626)
Combustível para produção sem subvenção	(45.817)	(5.007)	(45.817)	(5.007)
Energia elétrica comprada para revenda	(323.196)	(121.307)	(236.678)	(121.307)
Seguros	(4.122)	(2.626)	(4.814)	(3.364)
Outros	(38.932)	(3.390)	(52.305)	(7.598)
	(710.897)	(432.889)	(640.594)	(438.519)
VALOR ADICIONADO BRUTO	**1.457.435**	**664.721**	**1.531.698**	**685.422**
Depreciação, amortização e baixas	(158.493)	(144.130)	(173.653)	(147.005)
VALOR ADICIONADO LÍQUIDO GERADO	**1.298.942**	**520.591**	**1.358.045**	**538.417**
VALOR ADICIONADO RECEBIDO EM TRANSFERÊNCIA				
Receitas financeiras	**21.157**	**23.441**	**22.506**	**23.678**
Resultado da equivalência patrimonial	**(6.666)**	**3.589**	**(556)**	**-**
VALOR ADICIONADO A DISTRIBUIR	**1.313.433**	**547.621**	**1.379.995**	**562.095**

11.01 - NOTAS EXPLICATIVAS

DISTRIBUIÇÃO DO VALOR ADICIONADO

	Controladora				Consolidado			
	2001	**%**	**2000**	**%**	**2001**	**%**	**2000**	**%**
Remuneração:								
Do trabalho								
Remuneração e encargos trabalhistas	41.297	3,15	41.223	7,53	42.775	3,10	41.395	7,37
Benefícios	13.553	1,03	11.808	2,16	13.553	0,98	11.808	2,10
Participação	5.780	0,44	4.114	0,75	5.780	0,42	4.114	0,73
	60.630	**4,62**	**57.145**	**10,44**	**62.108**	**4,50**	**57.317**	**10,20**
Do capital de								
Encargos e variações monetárias	267.524	20,37	172.441	31,48	323.557	23,45	183.034	32,57
Outras despesas	15.347	1,17	24.251	4,43	18.596	1,35	24.251	4,31
Aluguéis	2.403	0,18	1.673	0,31	2.566	0,18	1.699	0,30
	285.274	**21,72**	**198.365**	**36,22**	**344.719**	**24,98**	**208.984**	**37,18**
Do governo								
Impostos, taxas e contribuições	100.937	7,68	63.365	11,57	104.731	7,59	64.415	11,46
Encargos setoriais	55.931	4,26	26.547	4,85	60.872	4,41	27.324	4,86
Imposto de renda e contribuição social	228.387	17,39	39.398	7,19	225.291	16,33	41.254	7,34
	385.255	**29,33**	**129.310**	**23,61**	**390.894**	**28,33**	**132.993**	**23,66**
Do capital próprio								
Reserva legal	29.114	2,22	8.140	1,49	29.114	2,11	8.140	1,45
Dividendos	176.300	13,42	136.799	24,98	176.300	12,78	136.799	24,33
Lucro retido	376.860	28,69	17.862	3,26	376.860	27,30	17.862	3,18
	582.274	**44,33**	**162.801**	**29,73**	**582.274**	**42,19**	**162.801**	**28,96**
	1.313.433	**100,00**	**547.621**	**100,00**	**1.379.995**	**100,00**	**562.095**	**100,00**

(em milhares de reais)

NOTA 1 – CONTEXTO OPERACIONAL

A Companhia é concessionária de uso de bem público, na condição de produtor independente, com sede em Florianópolis – SC, e tem como atividade a geração e comercialização de energia elétrica, cuja regulamentação está subordinada à Agência Nacional de Energia Elétrica – ANEEL, vinculada ao Ministério de Minas e Energia.

Sua capacidade instalada, incluindo a propriedade indireta na UHE Itá, é de 4.966 MW, dos quais 77,55% em usinas hidrelétricas e 22,45% em termelétricas, compostos pelo seguinte parque gerador em operação: UHE Salto Osório (PR), UHE Salto Santiago (PR), UHE Passo Fundo (RS), UHE Itá (RS/SC), UTE Charqueadas (RS), UTE Alegrete (RS), UTE William Arjona (MS) e Complexo Termelétrico Jorge Lacerda (SC).

O controle acionário da Companhia pertence à Tractebel Sul Ltda., empresa constituída no Brasil sob o controle da Tractebel Sociètè Anonyme, com sede em Bruxelas, Bélgica, integrante do Grupo Suez, sediado na França.

A Companhia é controladora da Companhia Energética Meridional – CEM, detendo 99,99% das ações representativas de seu capital social. A CEM está construindo a usina hidrelétrica Cana Brava, localizada no Rio Tocantins, Estado de Goiás. Detém, também, o controle compartilhado, com a Companhia Siderúrgica Nacional – CSN, da empresa Itá Energética S.A. – ITASA, da qual possui 48,75% do capital votante. A ITASA é uma *SPC – Special Purpose Company* constituída para construir e explorar, em parceria, através de consórcio, a usina hidrelétrica Itá, localizada no Rio Uruguai, na divisa dos Estados de Santa Catarina e Rio Grande do Sul. As principais características das controladas e de seus empreendimentos estão descritas na Nota 8-b.

NOTA 2 – APRESENTAÇÃO DAS DEMONSTRAÇÕES FINANCEIRAS

Todos os valores apresentados (textos e tabelas) nas demonstrações financeiras e nas Notas Explicativas, exceto as informações de dividendos por ação, estão expressos em Reais mil.

A Companhia está apresentando, no Anexo I às Notas Explicativas, a demonstração do valor adicionado.

A partir deste exercício a Companhia está apresentando as Obrigações Especiais como conta retificadora do ativo imobilizado, em consonância com o Manual de Contabilidade do Serviço Público de Energia Elétrica. Até o exercício de 2000, tais obrigações eram classificadas no passivo exigível a longo prazo. As características dessas obrigações estão descritas na Nota 9-b.

Demonstrações financeiras da Controladora

As demonstrações financeiras foram elaboradas de acordo com a legislação societária brasileira, com as normas da Agência Nacional de Energia Elétrica – ANEEL e com os atos normativos da Comissão de Valores Mobiliários – CVM.

Demonstrações financeiras consolidadas

As demonstrações financeiras consolidadas foram elaboradas de acordo com os princípios e práticas de consolidação previstos na legislação societária brasileira e na Instrução nº 247/96, com as alterações introduzidas pela Instrução nº 285/98, da Comissão de Valores Mobiliários – CVM, abrangendo o balanço patrimonial, a demonstração do resultado do exercício e a demonstração das origens e aplicações de recursos da controladora e de suas controladas.

Detalhamento em Notas Explicativas

Objetivando propiciar maior clareza na apresentação dos detalhamentos de saldos patrimoniais em Notas Explicativas, as contas ativas e passivas não existentes nas controladas estão sendo apresentadas exclusivamente sob o título "Controladora", cujos valores são idênticos aos saldos consolidados.

NOTA 3 – SUMÁRIO DAS PRINCIPAIS PRÁTICAS CONTÁBEIS

Reconhecimento dos efeitos inflacionários

Estão refletidos somente os efeitos das variações monetárias sobre ativos e passivos indexados em função de disposições legais e contratuais. Em conformidade com as disposições da Lei nº 9.249, de 26.12.1995, a partir de janeiro de 1996 foi extinta a sistemática de correção monetária. Desta forma, os valores correspondentes ao ativo permanente e ao patrimônio líquido estão corrigidos somente até 31.12.1995.

Critérios gerais de avaliação

a) Resultado do período

As receitas e despesas estão registradas com observância do regime de competência dos exercícios.

b) Ativos circulante e realizável a longo prazo

Os títulos e valores mobiliários estão registrados ao custo acrescido dos rendimentos auferidos até a data do balanço, cujos valores contábeis não excedem os preços médios de mercado;

os ativos fiscais diferidos estão calculados com base nas alíquotas previstas para o período de sua realização;

os materiais em estoque no almoxarifado estão registrados ao custo médio ponderado, que não excede o valor de mercado;

os ativos indexados estão atualizados até a data do balanço.

c) Permanente

Os investimentos em sociedades controladas e controladas em conjunto são avaliados pelo método da equivalência patrimonial e os demais investimentos estão ao custo de aquisição, que não excede o valor de mercado;

o imobilizado está registrado ao custo de aquisição ou construção. A depreciação está calculada pelo método linear, com base nas taxas anuais constantes da tabela anexa à Resolução ANEEL nº 002, de 24.12.1997, e nº 044, de 17.03.1999, tomando-se por base os saldos contábeis registrados nas Unidades de Cadastro – UC que compõem os empreendimentos, conforme determina a Portaria DNAEE nº 815, de 30.11.1994. As taxas médias anuais de depreciação apuradas pela Companhia, em consonância com os citados atos normativos, estão demonstradas na Nota 9-a;

em função do disposto nas Intruções Contábeis do Manual de Contabilidade do Serviço Público de Energia Elétrica, os juros e demais encargos financeiros e efeitos inflacionários decorrentes dos financiamentos obtidos de terceiros, efetivamente aplicados nas imobilizações em curso, estão computados como custo do respectivo imobilizado.

d) Passivos circulante e exigível a longo prazo

Os benefícios futuros a empregados (benefícios pós-emprego) foram registrados com base em avaliação atuarial, em consonância com a Deliberação CVM nº 371, de 13.12.2000, conforme divulgado na Nota 16;

os empréstimos e financiamentos e os encargos decorrentes, apropriados até a data do balanço, estão atualizados pelas taxas de câmbio ou índices contratuais (Ver Nota 10) e as demais obrigações estão registradas pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes encargos e variações monetárias incorridos.

Demonstrações financeiras consolidadas

Foram eliminados os investimentos da investidora no capital das investidas e os saldos ativos e passivos decorrentes de operações entre as companhias consolidadas.

Os componentes do ativo e passivo e as receitas e despesas da ITASA estão consolidados na proporção da participação da Companhia em seu capital social, por se tratar de controle compartilhado (Ver Nota 8-b).

Em face da alta proporção de participação da controladora na controlada CEM (Ver Nota 8-b), não houve efeito da participação dos acionistas não controladores nas demonstrações financeiras consolidadas.

NOTA 4 – CONSUMIDORES E CONCESSIONÁRIAS

	Controladora				
	2001				2000
	Vincendos	Vencidos		Total	Total
		até 90 dias	mais de 90 dias		
Circulante					
Consumidores livres	1.087	-	-	1.087	1.401
Concessionárias	897.966	721	18.609	917.296	141.887
	899.053	**721**	**18.609**	**918.383**	**143.288**
Longo prazo					
Concessionárias	**61.093**	**-**	**-**	**61.093**	**-**
	960.146	**721**	**18.609**	**979.476**	**143.288**

	Consolidado				
	2001				2000
	Vincendos	Vencidos		Total	Total
		até 90 dias	mais de 90 dias		
Circulante					
Consumidores livres	1.091	-	-	1.091	1.462
Concessionárias	917.453	792	18.843	937.088	156.211
	918.544	**792**	**18.843**	**938.179**	**157.673**
Longo prazo					
Concessionárias	**61.093**	**-**	**-**	**61.093**	**-**
	979.637	**792**	**18.843**	**999.272**	**157.673**

A Companhia assinou contrato para fornecimento de energia na categoria de "consumidores livres", com vigência até o ano 2004. As correspondentes faturas têm seus vencimentos no dia 15 do mês subseqüente ao do fornecimento.

As faturas de suprimento a concessionárias são desdobradas em três parcelas iguais, com vencimento nos dias 15 e 25 do mês seguinte ao do suprimento e no dia 5 do segundo mês subseqüente.

Nos valores vencidos há mais de 90 dias, está contemplado o faturamento de curto prazo no valor de R$ 17.334, devido por Furnas Centrais Elétricas S.A.. Tal valor é decorrente do suprimento feito pela Companhia àquela empresa, em virtude do atraso da entrada em operação da Usina Termonuclear Angra II, cuja energia encontra-se inserida em seus Contratos Iniciais.

Os valores referentes às transações de compra e venda ocorridas no âmbito do Mercado Atacadista de Energia Elétrica – MAE, no período de setembro de 2000 a dezembro de 2001, estão contemplados na rubrica "Concessionárias" (Ver Nota 25)

NOTA 5 – TÍTULOS E VALORES MOBILIÁRIOS

	Controladora		Consolidado	
	2001	2000	2001	2000
Circulante				
Certificado de Depósito Bancário – CDB	-	3.808	3.266	10.975
Letras Financeiras do Tesouro – LFT	112	22.628	112	24.397
Letras do Tesouro Nacional – LTN	-	804	-	804
Conta Programada	-	68	-	68
Certificado de Depósito da Previdência	-	1	-	1
BB Swap Corporate	-	-	-	5.576
	112	27.309	3.378	41.821
Longo Prazo				
Letras Financeiras do Tesouro – LFT	5.772	6.056	5.772	6.056
Letras do Tesouro Nacional – LTN	541	1.855	541	1.855
	6.313	7.911	6.313	7.911
	6.425	35.220	9.691	49.732

Na controladora, os títulos e valores mobiliários existentes em 31.12.2001 têm seus vencimentos previstos para os meses de fevereiro e abril de 2002, e junho de 2003, sendo remunerados em 100,33% da taxa CDI, em média, podendo ser negociados antecipadamente sem prejuízo dos rendimentos. O valor classificado no realizável a longo prazo refere-se a títulos públicos que estão caucionados para garantia de processos judiciais.

No saldo consolidado, os CDB estão sendo remunerados em 100,33%, em média, da taxa CDI.

NOTA 6 – CRÉDITOS FISCAIS DIFERIDOS

Natureza dos créditos	Controladora					
	2001			2000		
	Base de cálculo	Imposto de renda	Contribuição social	Base de cálculo	Imposto de renda	Contribuição social
Tributos – art.7°, Lei n° 8.541/92	4.267	1.067	-	6.033	1.508	-
Provisão para fundo de pensão	-	-	-	97.950	24.488	8.686
Provisão para contingências	125.013	31.253	10.185	146.938	36.735	12.311
Provisão para perdas Jacuí	977.853	-	78.228	977.853	-	78.228
Provisão para perdas em concessões a licitar	-	-	-	2.713	678	244
Provisão para grandes manutenções	23.660	5.915	1.974	16.977	4.244	1.484
Provisão programa de reestruturação	221	55	19	1.242	311	112
Provisão para deságio na alienação de créditos fiscais	1.258	314	113	1.258	314	113
Participação de empregados nos lucros	5.780	1.445	520	4.114	1.028	370
Benefícios pós-emprego	173.894	43.474	14.199	-	-	-
Outras provisões indedutíveis	12.253	3.063	1.103	1.766	442	159
Prejuízo fiscal	-	-	-	118.274	29.568	-
Base negativa da contribuição Social	177.707	-	14.832	379.703	-	32.028
	1.501.906	**86.586**	**121.173**	**1.754.821**	**99.316**	**133.735**
Classificação dos créditos fiscais diferidos:						
Circulante		19.121	12.256		2.148	774
Realizável a longo prazo		67.465	108.917		97.168	132.961
		86.586	**121.173**		**99.316**	**133.735**

O balanço patrimonial consolidado inclui créditos fiscais diferidos da ITASA, classificados no ativo realizável a longo prazo, relativos a imposto de renda de R$ 2.786 e contribuição social de R$ 1.016, decorrentes de prejuízos fiscais e bases negativas de CSLL. Estes valores serão realizados em 2003 pela compensação de suas bases com lucros tributáveis.

Nos termos da legislação fiscal, a realização dos créditos fiscais diferidos, oriundos das diferenças temporárias, dar-se-á pelo pagamento das provisões efetuadas ou, quando for o caso, pela realização das perdas provisionadas. No que se refere aos créditos fiscais diferidos decorrentes de prejuízos fiscais e base negativa da contribuição social, a realização dar-se-á pela compensação de suas bases, limitada a 30% dos lucros tributáveis nos exercícios subseqüentes.

O quadro abaixo, elaborado com base em estudos internos, indica o horizonte de realização desses ativos e sua recuperação através de geração de lucros tributáveis:

Controladora

Natureza dos créditos	Forma de realização	Prazo final
Tributos – art.7º, Lei nº 8.541/92	Pagamento de parcelamento de tributos gerados na vigência da Lei nº 8.541/92	2004
Provisão para contingências	Trânsito em julgado das ações judiciais	Indefinido
Provisão para perdas Jacuí	Na proporção da depreciação da usina, a partir de sua entrada em operação	Término da vida útil econômica
Provisão para grandes manutenções	Realização dos gastos previstos em plano executivo	2009
Provisão para o programa de reestruturação	Pagamento de contribuições à Fundação, em decorrência de ex-empregados que aderiram ao PDI	2004
Provisão para deságio na alienação de créditos fiscais	Na transferência de créditos fiscais a terceiros	Vinculado às negociações
Participação de empregados nos lucros	Aprovação em AGO	2002
Benefícios pós-emprego	Pagamento dos benefícios	Diversos
Outras provisões indedutíveis	Efetivo pagamento	2002
Base negativa da contribuição social	Compensação com lucro tributável	2004

NOTA 7 – CONCILIAÇÃO DOS TRIBUTOS NO RESULTADO

	Controladora			
	2001		2000	
	Contribuição social	Imposto de renda	Contribuição social	Imposto de renda
Resultado antes dos tributos	816.441	816.441	206.313	206.313
Participação de empregados	(5.780)	(5.780)	(4.114)	(4.114)
	810.661	**810.661**	**202.199**	**202.199**
Contribuição social – 9%	(72.959)	-	(18.198)	-
Imposto de renda – 25%	-	(202.665)	-	(50.550)
Contribuição social e imposto de renda sobre:				
Despesas indedutíveis				
Gratificação e 13º salário dos dirigentes	-	(430)	-	(235)
Encargos sobre contingências tributárias indedutíveis	(39)	(108)	(525)	(1.457)
Amortização de ágio	-	(572)	-	(286)
Equivalência patrimonial	(600)	(1.666)	323	897
Reversão de contingências tributárias indedutíveis	266	740	8.330	23.139
Outras despesas indedutíveis	(38)	(150)	(100)	(281)
Resultados não tributáveis				
Recuperação de imposto de renda sobre o lucro líquido - ILL	1.039	2.885	-	-
Remuneração das Imobilizações em Curso – RIC	-	9.196	-	-
Reversão dos juros sobre o capital próprio	9.552	26.535	-	-
Utilização de incentivo fiscal – Programa de Alimentação do Trabalhador – PAT	-	-	-	239
Adicional de 10% do IRPJ sobre lucro até R$ 20 mensais	-	24	-	24
Outros	26	261	-	-
Ajuste de alíquota da CSLL diferida	316	-	(718)	-
	(62.437)	**(165.950)**	**(10.888)**	**(28.510)**
Composição dos tributos no resultado:				
Corrente	(42.306)	(129.642)	(7.502)	(20.631)
Diferido	(20.131)	(36.308)	(3.386)	(7.879)
	(62.437)	**(165.950)**	**(10.888)**	**(28.510)**

	Consolidado			
	2001		2000	
	Contribuição social	Imposto de renda	Contribuição social	Imposto de renda
Resultado antes dos tributos	813.345	813.345	208.169	208.169
Participação de empregados	(5.780)	(5.780)	(4.114)	(4.114)
	807.565	807.565	204.055	204.055
Contribuição Social – 9%	(72.681)	-	(18.365)	-
Imposto de Renda – 25%	-	(201.891)	-	(51.014)
Contribuição social e imposto de renda sobre:				
Despesas indedutíveis				
Gratificação e 13º salário dos dirigentes	-	(466)	-	(243)
Encargos sobre contingências tributárias indedutíveis	(39)	(108)	(525)	(1.457)
Amortização de ágio	-	(572)	-	(286)
Equivalência patrimonial	(50)	(139)	-	-
Reversão de contingências tributárias indedutíveis	266	740	8.330	23.139
Outras despesas indedutíveis	(38)	(147)	(101)	(283)
Resultados não tributáveis				
Recuperação de imposto de renda sobre o lucro líquido - ILL	1.039	2.885	-	-
Remuneração das Imobilizações em Curso – RIC	-	9.196	-	-
Reversão dos juros sobre o capital próprio	9.552	26.535	-	-
Utilização de incentivo fiscal – Programa de Alimentação do Trabalhador – PAT	-	-	-	239
Adicional de 10% do IRPJ sobre lucro até R$ 20 mensais	-	24	-	30
Outros	26	261	-	-
Ajuste de alíquota da CSLL diferida	316	-	(718)	-
	(61.609)	(163.682)	(11.379)	(29.875)
Composição dos tributos no resultado:				
Corrente	(42.253)	(129.494)	(7.752)	(21.328)
Diferido	(19.356)	(34.188)	(3.627)	(8.547)
	(61.609)	(163.682)	(11.379)	(29.875)

11.01 - NOTAS EXPLICATIVAS

NOTA 8 – INVESTIMENTOS

a) Composição

	Controladora 2001	Controladora 2000	Consolidado 2001	Consolidado 2000
Participações societárias permanentes avaliadas pela equivalência patrimonial				
Companhia Energética Meridional – CEM				
Equivalência patrimonial	166.010	127.923	-	-
Ágio	32.619	24.205	32.619	24.205
Adiantamento para aumento de capital	815	-	-	-
	199.444	**152.128**	**32.619**	**24.205**
Alpha Participações Ltda.				
Equivalência patrimonial	-	151.602	-	-
Ágio	-	-	-	50.718
	-	**151.602**	-	**50.718**
Itá Energética S.A. – ITASA				
Equivalência patrimonial	253.979	107.907	-	-
Ágio	19.452	21.741	19.452	21.741
	273.431	**129.648**	**19.452**	**21.741**
Delta Participações S. A.				
Equivalência patrimonial	**1**	-	**1**	-
	472.876	**433.378**	**52.072**	**96.664**
Participações societárias permanentes avaliadas pelo custo de aquisição				
Administradora do Mercado Atacadista de Energia Elétrica – ASMAE				
Quota de participação	**3**	**3**	**3**	**3**
	472.879	**433.381**	**52.075**	**96.667**
Bens e direitos de uso futuro e destinados à alienação	**1.806**	**1.818**	**1.806**	**1.818**
Outros investimentos				
Bônus de Subscrição em ações da Companhia Energética Meridional – CEM	11.958	20.373	11.958	20.373
Outros	106	74	106	74
	12.064	**20.447**	**12.064**	**20.447**
	486.749	**455.646**	**65.945**	**118.932**

b) Participações societárias permanentes

b.1 – Companhia Energética Meridional – CEM (Controlada)

A CEM está construindo a Usina Hidrelétrica Cana Brava, localizada no Rio Tocantins, norte do Estado de Goiás, com capacidade instalada de 450 MW e 273,4 MW médios de energia assegurada. A concessão para construção e exploração do empreendimento tem prazo de vigência de 35 anos, a partir de 27.08.1998.

As obras tiveram início em 31 de maio de 1999 e previa o início de operação para o segundo semestre de 2002. Contudo, face à otimização do cronograma, associado à tecnologia e engenharia aplicadas ao projeto, o início da operação da UHE Cana Brava dar-se-á em maio de 2002.

A energia a ser produzida em Cana Brava não está vinculada aos Contratos Iniciais e será, portanto, livremente comercializada.

O Custo total estimado da usina é de R$ 723.675, a preços de dezembro de 2001, dos quais 70% estão sendo financiados pelo Banco Nacional de Desenvolvimento Econômico e Social – BNDES e pelo Banco Interamericano de Desenvolvimento – BID e 30% com capital próprio, através de aportes da controladora.

As informações pertinentes à participação na controlada estão demonstradas a seguir:

	2001			2000
	Ações		Total	Total
	Ordinárias	Preferenciais		
Quantidade de ações do capital social	59.343.335	106.666.665	166.010.000	128.010.000
Quantidade de ações de propriedade da GERASUL	59.343.331	106.666.665	166.009.996	128.009.996
Participação %	99,99	100,00	99,99	99,99
Capital social subscrito	59.343	106.667	166.010	128.010
Capital social integralizado	59.343	106.667	166.010	127.923
Patrimônio líquido	-	-	166.010	127.923
Investimento:				
Equivalência patrimonial	-	-	166.010	127.923
Ágio	-	-	32.619	24.205

Em 31.12.2001 remanesce um saldo de adiantamento para aumento de capital, concedido pela Companhia à CEM, no valor de R$ 815, a ser capitalizado oportunamente. Embora registrado no patrimônio líquido da controlada, este valor não está incluído nas informações acima para permitir melhor compreensão sobre a participação societária.

11.01 - NOTAS EXPLICATIVAS

O ágio na aquisição do controle acionário tem fundamento econômico na expectativa de resultado futuro e será amortizado em prazo não superior a 10 anos, a partir da entrada em operação da usina.

A determinação do ágio teve por base Fluxo de Caixa calculado por instituição financeira especializada, com premissas indicadas ao contexto da investida, projetado para 35 anos, prazo de concessão da usina, ajustado a valor presente com taxa de desconto de 14% a.a..

A avaliação levou em consideração a relação *debt/equity* de 70/30 para a construção da usina. Parte do ágio está associada aos bônus de subscrição adquiridos na transação e que serão utilizados para aporte de capital durante a fase pré-operacional da investida.

b.2 – Alpha Participações Ltda. (Controlada extinta)

A controlada foi constituída em 16 de outubro de 2000 com o propósito de adquirir, em conjunto com a Cener S/A e Itambé Participações S/A (controladas pela CSN e Companhia de Cimento Itambé, respectivamente), a totalidade das ações preferenciais que a ELETROBRÁS possuía na Itá Energética S/A – ITASA.

A operação de aquisição das ações foi realizada em 1° de dezembro de 2000, observada a proporção das ações ordinárias detidas pelas controladoras das adquirentes no capital social da ITASA. Assim, coube à Alpha adquirir 48.750.000 ações PNA e 48.750.000 ações PNB, equivalentes a 48,75% do total de cada classe dessas ações.

Em Assembléia Geral Extraordinária da ITASA realizada em 30.06.2001 foi deliberada a operação conjunta que incluiu a incorporação simultânea, pela ITASA, da Alpha, Cener e Itambé Participações, tendo em vista que as ações preferenciais de emissão da ITASA já haviam cumprido a função pela qual foram emitidas, qual seja, a obtenção de recursos para a construção da UHE Itá, não existindo mais qualquer razão para que fossem mantidas preferências na estrutura do capital social da ITASA.

Na incorporação, as ações preferenciais de emissão da ITASA foram canceladas e, em substituição, foram emitidas 304.157.022 ações ordinárias, que foram atribuídas aos controladores das incorporadas na mesma proporção de suas participações, sem, contudo, alterar o valor do capital social. Desta forma, o investimento da Companhia na Alpha passou a representar investimento direto na ITASA, alterando de 25,195% para 48,750% a sua participação direta no capital total, conforme demonstrado no item b.3, a seguir.

b.3 – Itá Energética S.A. – ITASA (controlada em conjunto)

A ITASA não possui controlador específico. A Companhia detém 48,75% de seu capital social, a Companhia Siderúrgica Nacional – CSN detém, igualmente, 48,75% e a Companhia de Cimento Itambé detém 2,50%.

11.01 - NOTAS EXPLICATIVAS

A ITASA tem como objetivo implementar o projeto de construção e exploração da Usina Hidrelétrica Itá em parceria, através de consórcio, mediante concessão outorgada pela União Federal por intermédio da Agência Nacional de Energia Elétrica – ANEEL. O empreendimento está situado no Rio Uruguai, na divisa dos Estados de Santa Catarina e do Rio Grande do Sul, entre os municípios de Itá (SC) e Aratiba (RS) e possui capacidade instalada de 1.450 MW, proveniente de 5 grupos geradores de 290 MW, tendo a última unidade entrado em operação em 08.03.2001.

Nos termos do Contrato de Consórcio, a ITASA tem direito a 60,5% de 668 MW médios, que correspondem à Energia Assegurada da UHE Itá.

As informações pertinentes à participação na controlada em conjunto estão demonstradas a seguir:

	2001	2000		
	Ações	Ações		
	Ordinárias	Ordinárias	Preferenciais	Total
Quantidade de ações do capital social	520.219.172	213.924.253	200.000.000	413.924.253
Quantidade de ações de propriedade da GERASUL	253.606.840	104.288.067	-	104.288.067
Participação %	48,750	48,750	-	25,19
Capital social	416.062	-	-	413.924
Patrimônio líquido	520.982	-	-	428.289
Resultado do período	(12.533)	-	-	9.801
Investimento:				
Equivalência patrimonial	253.979	-	-	107.907
Ágio	19.452	-	-	21.741
Resultado de equivalência patrimonial	(6.666)	-	-	1.883

O ágio na aquisição do investimento tem fundamento econômico na expectativa de resultados futuros e está sendo amortizado pelo prazo de 10 anos.

A determinação do ágio teve por base Fluxo de Caixa calculado por instituição financeira especializada, com as premissas indicadas ao contexto da investida, projetado para o período de concessão, admitindo-se uma renovação da concessão ao seu término, conforme faculta o respectivo Contrato de Concessão.

A avaliação considerou a relação de *debt/equity* de 50/50 para a implementação do projeto Itá, utilizando-se taxas de desconto de 11,0% para capital de terceiros e de 11,5% para capital próprio.

O ágio amortizado no exercício foi de R$ 2.289 (R$ 1.144 em 2000).

11.01 - NOTAS EXPLICATIVAS

Os principais grupos do ativo, passivo e resultado da controlada em conjunto, em 31.12.2001, estão demonstrados a seguir, os quais foram consolidados na proporção dos investimentos diretos e indiretos da Companhia no capital social da controlada:

ATIVO	2001	2000
Circulante	66.018	58.110
Realizável a longo prazo	8.928	128
Permanente	1.221.987	1.125.959
	1.296.933	**1.184.197**
PASSIVO		
Circulante	109.257	755.908
Exigível a longo prazo	666.694	-
Patrimônio líquido	520.982	428.289
	1.296.933	**1.184.197**
RESULTADO		
Receitas operacionais brutas	191.739	82.846
Deduções	(7.010)	(3.024)
Receitas operacionais líquidas	**184.729**	**79.822**
Despesas operacionais	(84.677)	(31.094)
Resultado do serviço	**100.052**	**48.728**
Despesas financeiras líquidas de receitas	(118.935)	(34.022)
(Prejuízo) lucro operacional	**(18.883)**	**14.706**
Resultado não operacional	-	172
(Prejuízo) lucro antes dos tributos	**(18.883)**	**14.878**
Imposto de renda e contribuição social	6.350	(5.077)
(Prejuízo) Lucro líquido do exercício	**(12.533)**	**9.801**

c) Outros investimentos

A Companhia possui 54 bônus de subscrição em ações da CEM, no valor de R$ 11.958. Este valor, que corresponde a ágio na aquisição destes bônus, com fundamento econômico na expectativa de resultado futuro, será transferido para "investimentos em sociedade controlada" na proporção das integralizações de capital com a sua utilização.

NOTA 9 - ATIVO IMOBILIZADO

a) Composição

	Controladora				Consolidado	
	2001		2000		2001	2000
	Taxas médias de depreciação	Custo corrigido	Taxas médias de depreciação	Custo corrigido	Custo corrigido	Custo corrigido
Imobilizações em Serviço						
Geração Hidráulica						
UHE Salto Santiago	2,5	635.796	2,5	640.982	635.796	640.982
UHE Salto Osório	2,6	287.321	2,6	287.321	287.321	287.321
UHE Passo Fundo	2,5	113.347	2,5	114.690	113.347	114.690
UHE Itá (participação em consórcio)	2,3	1.233.352	2,2	1.184.074	1.774.153	1.653.037
		2.269.816		2.227.067	2.810.617	2.696.030
(-) Depreciação Acumulada		(732.530)		(682.315)	(749.174)	(686.159)
		1.537.286		**1.544.752**	**2.061.443**	**2.009.871**
Geração Térmica						
Complexo Jorge Lacerda	4,6	2.429.284	4,6	2.426.906	2.429.284	2.426.906
UTE Charqueadas	4,8	53.498	4,8	52.368	53.498	52.368
UTE Alegrete	4,8	7.504	4,8	7.490	7.504	7.490
UTE William Arjona	3,6	94.544	3,6	53.075	94.544	53.075
		2.584.830		2.539.839	2.584.830	2.539.839
(-) Depreciação Acumulada		(885.089)		(786.043)	(885.089)	(786.043)
		1.699.741		**1.753.796**	**1.699.741**	**1.753.796**
Sistema de Comunicação	6,1	1.624	6,1	1.624	1.624	1.624
(-) Depreciação Acumulada		(641)		(601)	(641)	(601)
		983		**1.023**	**983**	**1.023**
Equipamentos Gerais e Outros	10,0	18.843	10,0	17.558	19.098	17.624
(-) Depreciação Acumulada		(6.696)		(7.891)	(6.813)	(7.907)
		12.147		**9.667**	**12.285**	**9.717**
		3.250.157		**3.309.238**	**3.774.452**	**3.774.407**

11.01 - NOTAS EXPLICATIVAS

Continuação composição do Ativo Imobilizado

Imobilizações em Curso				
Geração Hidráulica				
UHE Itá	1.575	41.983	3.494	103.905
UHE Machadinho	165.146	146.818	165.146	146.818
UHE Cana Brava	-	-	692.539	372.126
UHE P. Fundo (obra de adição)	7.609	982	7.609	982
UHE S. Santiago (obra de adição)	5.699	3.086	5.699	3.086
Outros	2.747	1.218	2.747	1.218
	182.776	**194.087**	**877.234**	**628.135**
Geração Térmica				
UTE Jacuí	77.265	71.127	77.265	71.127
UTE William Arjona	17.729	434	17.729	434
UTE J. Lacerda (obra de adição)	6.453	3.850	6.453	3.850
UTE Charqueadas(obra de adição)	1.090	1.628	1.090	1.628
Outros	3.338	762	3.338	762
	105.875	**77.801**	**105.875**	**77.801**
Equipamentos Gerais e Outros	**1.166**	**1.995**	**1.166**	**1.995**
	289.817	**273.883**	**984.275**	**707.931**
Imobilizações líquidas	**3.539.974**	**3.583.121**	**4.758.727**	**4.482.338**
Obrigações Especiais	**(56.514)**	**-**	**(56.514)**	**-**
	3.483.460	**3.583.121**	**4.702.213**	**4.482.338**

Os custos da UHE Cana Brava contemplam o valor de R$ 76.725 (R$ 62.784 em 2000) referente à concessão para exploração do potencial de energia hidráulica, outorgada pela União à Companhia Energética Meridional – CEM. O valor devido pela CEM será pago à União, por intermédio da Agência Nacional de Energia Elétrica – ANEEL e está ajustado a valor presente pela taxa de desconto de 10% a.a., prevista no Edital de Concorrência nº 04/97-DNAEE (Ver Nota 15).

b) Obrigações especiais

Referem-se a obrigações vinculadas ao serviço público de energia elétrica e representam os valores aplicados nos empreendimentos sob concessão, com recursos da União e de doações não condicionadas a qualquer retorno a favor do doador. A quitação dessas obrigações dar-se-á no vencimento das respectivas concessões, estabelecido pelo Poder Concedente. A composição destas obrigações, em 31.12.2001, é a seguinte:

Doações e subvenções destinadas a investimentos	47.887
Reversão e amortização	2.230
Participação da União	3.758
Outras	2.639
	56.514

Até o exercício de 2000 estas obrigações eram classificadas no passivo exigível a longo prazo.

c) Concessões e autorizações do Órgão Regulador

A Companhia possui as seguintes concessões e autorizações para exploração de energia elétrica:

	Capacidade Instalada MW	Data do ato	Vencimento
I – Concessões			
UHE Salto Santiago	1.420	28.09.1998	28.09.2028
UHE Salto Osório	1.078	28.09.1998	28.09.2028
UHE Passo Fundo	226	28.09.1998	28.09.2028
UHE Itá	1.450	28.12.1995	16.10.2030
UHE Machadinho	1.140	15.07.1997	15.07.2032
II Autorizações			
Complexo Jorge Lacerda	857	25.09.1998	28.09.2028
UTE Charqueadas	72	25.09.1998	28.09.2028
UTE Alegrete	66	25.09.1998	28.09.2028
UTE William Arjona	120	02.06.2000	28.04.2029

A concessão pertinente à UHE Itá está compartilhada com a empresa Itá Energética S.A. – ITASA (Ver Nota 8-b).

A concessão da UHE Cana Brava outorgada à Companhia Energética Meridional – CEM, tem vigência de 35 anos, a partir de 27.08.1998.

d) Usina Termelétrica Jacuí

Em 12.03.1999 a Companhia, cumprindo exigências do Edital de Privatização, comunicou à Agência Nacional de Energia Elétrica – ANEEL a sua intenção de concluir a obra da UTE Jacuí, tendo recebido em resposta formal, a informação de que aquela Agência julgou adequado o cumprimento pela Companhia das disposições no referido Edital. A ANEEL já definiu os aspectos de comercialização da energia a ser gerada pela UTE Jacuí e autorizou a implantação do projeto, estabelecendo como marco de cronograma, a data de 31.05.2002 para o início das obras. O órgão de controle ambiental do Estado do Rio Grande do Sul, FEPAM emitiu, em 20 de dezembro de 2001, a Licença de Instalação. Paralelamente às definições que se encontram em curso, tais como as negociações finais de contratação de EPC (Engineering Procurement and Construction), suprimento de combustíveis e montagem de estruturas de financiamento que conta com a participação do BNDES, mostram o empenho da Companhia na viabilização do empreendimento.

e) Capacidade de recuperação através de operações futuras

A Companhia, com base em projeções de fluxo futuro de caixa descontado a valor presente, elaboradas internamente, avaliou que alguns ativos integrantes de seu parque gerador não serão recuperados pelas suas operações futuras, se considerados isoladamente. No entanto, a Administração da Companhia entende que esses ativos, no conjunto, produzirão fluxo de caixa positivo.

f) Apropriação dos encargos financeiros e efeitos inflacionários

Os encargos financeiros e efeitos inflacionários vinculados a empréstimos e financiamentos, foram reconhecidos da seguinte forma, em consonância com as Instruções Contábeis do Manual de Contabilidade do Serviço Público de Energia Elétrica e a Instrução CVM nº 193, de 11.07.1996:

	Controladora		Consolidado	
	2001	**2000**	**2001**	**2000**
Encargos financeiros				
Apropriados no resultado	135.257	125.769	171.967	136.515
Transferidos para as imobilizações em curso	(1.577)	(16.204)	(1.981)	(19.889)
	133.680	**109.565**	**169.986**	**116.626**
Efeitos inflacionários				
Apropriados no resultado	138.248	51.759	157.913	56.642
Transferidos para as imobilizações em curso	(6.104)	(147)	(6.377)	(1.612)
	132.144	**51.612**	**151.536**	**55.030**

g) Indisponibilidade dos bens

De acordo com os artigos 63 e 64 do Decreto nº 41.019, de 26 de fevereiro de 1957, os bens e instalações utilizados na produção, transmissão, distribuição, inclusive comercialização de energia elétrica, são vinculados a esses serviços, não podendo ser retirados, alienados, cedidos ou dados em garantia hipotecária sem a prévia e expressa autorização do Órgão Regulador. A Resolução ANEEL nº 20/99 regulamenta a desvinculação de bens das concessões do Serviço Público de Energia Elétrica, concedendo autorização prévia para desvinculação de bens inservíveis à concessão, quando destinados á alienação, determinando que o produto das alienações seja depositado em conta bancária vinculada para aplicação na concessão.

h) Bens da União utilizados pela Companhia

A Companhia exerce a posse e opera a Usina Termelétrica Alegrete, composta de duas unidades geradoras com capacidade total de 66 MW e uma vila residencial com 15 casas, localizada no município de Alegrete – RS, de titularidade da União e cedida em regime especial de utilização.

NOTA 10 – EMPRÉSTIMOS E FINANCIAMENTOS

As principais informações a respeito dos empréstimos e financiamentos em moedas estrangeira e nacional são as seguintes:

a) Composição:

	Controladora					
	2001			2000		
	Principal e encargos			Principal e encargos		
	Circulante	Longo prazo	Total	Circulante	Longo prazo	Total
Moeda Estrangeira						
Secretaria do Tesouro Nacional	42.134	550.288	592.422	35.251	500.160	535.411
Instituições financeiras	6.348	146.632	152.980	39.044	388	39.432
Outros	-	-	-	97.493	103.723	201.216
	48.482	**696.920**	**745.402**	**171.788**	**604.271**	**776.059**
Moeda Nacional						
ELETROBRÁS	56.998	428.733	485.731	40.319	471.323	511.642
Instituições financeiras	20	20.000	20.020	-	-	-
Fornecedores	6.705	220	6.925	21.639	1.456	23.095
Fundação ELOS	-	-	-	6.930	67.116	74.046
	63.723	**448.953**	**512.676**	**68.888**	**539.895**	**608.783**
	112.205	**1.145.873**	**1.258.078**	**240.676**	**1.144.166**	**1.384.842**

11.01 - NOTAS EXPLICATIVAS

	Consolidado					
	2001			2000		
	Principal e encargos			Principal e encargos		
	Circulante	Longo prazo	Total	Circulante	Longo prazo	Total
Moeda Estrangeira						
Secretaria do Tesouro Nacional	42.134	550.288	592.422	35.251	500.160	535.411
Instituições financeiras	8.606	391.039	399.645	39.044	388	39.432
Outros	-	-	-	97.493	103.723	201.216
	50.740	**941.327**	**992.067**	**171.788**	**604.271**	**776.059**
Moeda Nacional						
ELETROBRÁS	56.998	428.733	485.731	40.319	471.323	511.642
Instituições financeiras	25.595	362.410	388.005	351.037	86.212	437.249
Fornecedores	6.705	220	6.925	21.639	1.456	23.095
Fundação ELOS	-	-	-	6.930	67.116	74.046
	89.298	**791.363**	**880.661**	**419.925**	**626.107**	**1.046.032**
	140.038	**1.732.690**	**1.872.728**	**591.713**	**1.230.378**	**1.822.091**

Dívidas com a Fundação ELOS

As dívidas existentes em 31.12.2001 com a Fundação ELOS, por se tratarem de passivos atuariais, foram reclassificadas para a rubrica "benefícios pós-emprego" (Ver Nota 16).

b) O total devido nas respectivas moedas estrangeiras desdobra-se da seguinte forma:

	Controladora					
Moeda	**2001**			**2000**		
	$	**R$ mil**	**%**	**$**	**R$ mil**	**%**
Dólar Americano – USD	213.619	495.682	66,50	226.371	442.647	57,04
Marco Alemão – DEM	-	-	-	90.652	85.364	11,00
Libra Esterlina – GBP	24.395	82.302	11,04	27.741	81.132	10,45
Euro – EUR	81.128	167.418	22,46	90.630	166.916	21,51
		745.402	**100,00**		**776.059**	**100,00**

11.01 - NOTAS EXPLICATIVAS

Moeda	Consolidado 2001			Consolidado 2000		
	$	R$ mil	%	$	R$ mil	%
Dólar Americano – USD	319.922	742.347	74,83	226.371	442.647	57,04
Marco Alemão – DEM	-	-	-	90.652	85.364	11,00
Libra Esterlina – GBP	24.395	82.302	8,30	27.741	81.132	10,45
Euro – EUR	81.128	167.418	16,87	90.630	166.916	21,51
		992.067	100,00		776.059	100,00

Em 31.12.2001 o saldo da dívida em Marco Alemão com a Secretaria do Tesouro Nacional, decorrente de obrigações com o Clube de Paris, equivalente a R$ 84.113, foi convertido em Euro. A taxa de conversão usada foi 1 EUR = 1,95583 DEM.

Variação das moedas estrangeiras:

Moeda	% 2001	% 2000
Dólar Americano – USD	18,67	9,30
Marco Alemão – DEM	12,05	1,93
Libra Esterlina – GBP	15,36	1,07
Euro – EUR	12,05	1,93

c) Os empréstimos, financiamentos e encargos a longo prazo têm seus vencimentos assim programados:

	Controladora 2001	Controladora 2000	Consolidado 2001	Consolidado 2000
2002	-	89.948	-	89.948
2003	107.126	99.707	152.471	103.391
2004	142.505	126.617	190.147	135.459
2005	152.810	136.444	204.940	145.286
2006	160.212	144.130	219.252	152.972
2007	205.263	186.081	263.903	194.923
Após 2007 até 2024	377.957	361.239	701.977	408.399
	1.145.873	1.144.166	1.732.690	1.230.378

d) Os empréstimos e financiamentos estão sujeitos a encargos a taxas fixas e flutuantes, assim distribuídas:

- Na controladora

Mercado interno

Taxas fixas de 6,00% a 12,00% a.a. (2000, de 6,00% a 12,00% a.a.)
Taxas flutuantes: não aplicável

Mercado externo

Taxas fixas de 3,00% a 12,50% a.a. (2000, de 3,00% a 12,50% a.a.)
Taxas flutuantes de 2,97% a 12,17% a.a. (2000, de 5,08% a 11,81% a.a.)

- No consolidado

Mercado interno

Taxas fixas de 6,00% a 12,00% a.a. (2000, de 6,00% a 12,00% a.a.)
Taxas flutuantes: 9,25% a 14,00% a.a. (2000, 13.75% a.a.)

Mercado externo

Taxas fixas de 3,00% a 12,50% a.a.
Taxas flutuantes de 2,97% a 12,17% a.a.

NOTA 11 - DEBÊNTURES

a) Companhia Energética Meridional – CEM

Em 19 de maio de 1999 a controlada assinou com o Banco Nacional de Desenvolvimento Econômico e Social – BNDES, o Contrato de Subscrição e Integralização de Debêntures nº 98.2.654.3.1, tendo sido subscritas e integralizadas em 1999 o montante de 7.773 debêntures.

As debêntures são remuneradas com base na TJLP mais 4% a.a., com pagamento dos juros semestralmente, no período de 01.10.1999 até 01.04.2013.

O montante correspondente à parcela da TJLP que exceder 6% a.a. será capitalizado, incorporando-se ao valor nominal das debêntures.

A amortização do valor nominal das debêntures terá início em 01.10.2003 com vencimento final em 01.04.2013, e ocorrerá semestralmente com base em programação de amortização crescente que varia de 3,0625%, na primeira amortização, a 7,5737% na última parcela, com vencimento em 01.04.2013.

b) Itá Energética S.A. – ITASA

Em 7 de março de 2001 a controlada em conjunto emitiu 2 séries de 8.400 debêntures não conversíveis cada uma, para colocação pública, no valor total de R$ 168.000, integralizados em 23 de março de 2001.

As debêntures serão remuneradas com base no IGPM mais 11,20% a.a., com pagamento dos juros anualmente, sendo os da 1ª série a partir de 1° de dezembro de 2001 até 1° de dezembro de 2013 e os da 2° série a partir de 1° de junho de 2002 até 1° de junho de 2013.

A remuneração passará a ser calculada pelo IGPM mais juros de 9,4% a.a., a partir de 2 de dezembro de 2003 para a 1ª série e a partir de 2 de junho de 2004 para a 2ª série.

A amortização do valor nominal das debêntures será efetuada em parcelas anuais, sendo que a da 1° série terá início em 1° de dezembro de 2004 com vencimento final em 1° de dezembro de 2013 e da 2ª série a partir de 1° de junho de 2004 com vencimento final em 1° de junho de 2013.

NOTA 12 - TRIBUTOS E CONTRIBUIÇÕES SOCIAIS PARCELADOS

Composição do saldo atual:

	Controladora					
	2001			2000		
	Parcelas vincendas	Circulante	Longo prazo	Parcelas vincendas	Circulante	Longo prazo
Imposto de Renda Pessoa Jurídica						
Parcelamento em 120 meses	29	**1.107**	**1.568**	41	**1.037**	**2.507**
COFINS						
Parcelamento em 120 meses	29	6.521	9.239	41	6.111	14.770
Parcelamento em 72 meses	34	13.498	24.745	46	12.093	34.263
		20.019	**33.984**		**18.204**	**49.033**
PASEP						
Parcelamento em 72 meses	34	**345**	**633**	46	**310**	**877**
INSS						
Parcelamento em 240 meses	134	885	8.994	146	853	9.528
Parcelamento em 96 meses	33	269	472	45	309	849
		1.154	**9.466**		**1.162**	**10.377**
		22.625	**45.651**		**20.713**	**62.794**

NOTA 13 – OBRIGAÇÕES ESTIMADAS

	Controladora			
	2001		2000	
	Circulante	Longo prazo	Circulante	Longo prazo
Provisão Fundação ELOS				
Despesas administrativas	-	-	19.520	-
Complementação aposentadoria – SB 40	-	-	26.474	59.702
Contribuição suplementar	-	-	1.780	-
	-	-	47.774	59.702
Provisões trabalhistas	6.291	-	7.215	-
Programa de reestruturação	220	-	1.242	-
Provisão para grandes manutenções	8.123	15.537	6.538	10.438
Provisão bônus gerencial	2.000	-	-	-
Provisão aquisição energia CIEN	10.253	-	-	-
Outras	1.029	-	2.497	-
	27.916	15.537	65.266	70.140

As obrigações estimadas existentes em 31.12.2001, referentes à Fundação ELOS, por se tratarem de passivos atuariais, foram reclassificadas para a rubrica "benefícios pós-emprego" (Ver Nota 16).

O balanço patrimonial consolidado inclui R$ 88 da ITASA, relativos a provisões trabalhistas.

Buscando mensurar adequadamente os resultados dos exercícios sociais futuros, a Companhia adota o registro de provisões para grandes manutenções do parque gerador, com base em plano executivo para preservação das condições de operação das usinas.

NOTA 14 - PROVISÕES PARA CONTINGÊNCIAS

A companhia possui duas notificações do INSS, que estão sendo impugnadas administrativamente e processos judiciais que tramitam em diversas instâncias, que na avaliação dos consultores jurídicos, se revestem de riscos prováveis. Todos esses processos estão provisionados por valores julgados suficientes para cobertura das contingências, conforme abaixo:

	Controladora			
	2001		2000	
	Valor da provisão	Depósitos judiciais	Valor da provisão	Depósitos judiciais
Trabalhistas				
Vínculo empregatício e reintegração	18.139	13.031	27.339	12.157
Periculosidade	1.261	928	5.381	3.367
Jornada de advogado	3.605	652	3.631	23
Horas in itinere	1.376	334	2.615	217
Outras	2.663	3.253	6.488	3.530
	27.044	**18.198**	**45.454**	**19.294**
Cíveis				
Fornecedores	18.208	-	24.848	-
Atingidos pela UHE Itá	6.013	-	3.860	-
Danos emergentes e lucros cessantes	3.095	-	2.457	-
Outras	4.941	-	2.368	-
	32.257	-	**33.533**	-
Fiscais				
Imposto de Renda Pessoa Jurídica	-	-	264	-
Contribuição Social	15.411	1.412	16.726	-
PIS e COFINS	46.994	-	57.370	-
INSS	6.346	2.952	-	-
Outras	-	-	20.689	-
	68.751	**4.364**	**95.049**	-
	128.052	**22.562**	**174.036**	**19.294**

Os processos judiciais envolvendo a Companhia que, na avaliação dos consultores jurídicos, baseada em experiências com naturezas semelhantes, apresentam riscos possíveis mas não prováveis, estão estimados em R$ 6.064.

NOTA 15 – CONCESSÕES A PAGAR

A controlada Companhia Energética Meridional – CEM pagará à União pela outorga da concessão para exploração do potencial de energia hidráulica do aproveitamento hidrelétrico Cana Brava, os valores abaixo indicados, em parcelas mensais equivalentes a 1/12 (um doze avos) dos respectivos valores de pagamento anual, com atualização baseada na variação anual do Índice Geral de Preços – Mercado – IGP-M:

Ano	Início de pagamento	Valor anual	Valor total
1°	-	1	1
2° ao 6°	-	-	-
7° ao 25°	30.08.2004	680	12.920
26° ao 35°	30.08.2023	61.280	612.800
			625.721

O fluxo de pagamento acima está previsto na Cláusula Sexta do Contrato de Concessão. Buscando refletir adequadamente, no patrimônio, a outorga onerosa da concessão e a respectiva obrigação perante à União, a CEM registrou o seu valor no ativo intangível e no passivo exigível a longo prazo, que corresponde a R$ 76.725, em 31.12.2001 (R$ 62.784, em 31.12.2000).

Considerando que os valores contratuais estão a preços futuros, a CEM procedeu ao seu ajuste a valor presente com base na taxa de desconto de 10% a.a., prevista no Edital de Concorrência n° 04/97 para a licitação da referida concessão.

NOTA 16 – BENEFÍCIOS PÓS-EMPREGO

A Companhia promoveu a revisão de seus passivos atuariais, visando a adequá-los às regras e procedimentos estabelecidos através da Deliberação CVM n° 371, de 13.12.2000, que aprovou o pronunciamento do IBRACON sobre a contabilização de benefícios a empregados.

Os benefícios pós-emprego mantidos pela Companhia são os seguintes:

a) Plano de Benefícios de Previdência Complementar

A Companhia é uma das patrocinadoras da Fundação Eletrosul de Previdência e Assistência Social – ELOS, entidade sem fins lucrativos que tem por objetivo básico a complementação de aposentadoria a seus participantes. A relação entre as patrocinadoras da ELOS é de não solidariedade, isto é, cada patrocinadora é responsável pelas obrigações contratadas pela Fundação com os participantes e dependentes a ela vinculados.

11.01 - NOTAS EXPLICATIVAS

A ELOS administra um Plano de Benefícios do tipo benefício definido, com regime financeiro de capitalização para os benefícios de aposentadoria e pensão e repartição simples para os auxílios, a seguir especificados:

- Complementação de aposentadoria por tempo de serviço;
- Complementação de aposentadoria por invalidez;
- Complementação de aposentadoria por velhice;
- Complementação de aposentadoria especial e de ex-combatente;
- Complementação de pensão;
- Complementação de auxílio reclusão; e
- Auxílio funeral.

O benefício de aposentadoria, reajustado anualmente pelo INPC, consiste, basicamente, na diferença entre a média dos últimos 36 meses de salário de contribuição do empregado para a ELOS e o valor da aposentadoria paga pelo INSS.

O custeio do Plano de Benefícios é coberto por contribuições dos participantes e da patrocinadora. A contribuição da Companhia correspondente a duas vezes a contribuição de seus empregados. Adicionalmente, a Companhia contribui com 1,2% da folha de salários (percentual ajustado mensalmente em função da oscilação do número de empregados) para fins de amortização de reservas relativas a tempo de serviço passado por ela reconhecido, reavaliadas atuarialmente, cujo compromisso encerra-se em dezembro de 2023. O valor dessas contribuições em 2001 foi de R$ 5.730 (R$ 4.668 em 2000)

A Companhia é responsável pelo custeio de 57% do valor das despesas administrativas da ELOS, as quais são limitadas em 15% do total das receitas previdenciais. A parcela restante, de 43%, é custeada pelo Plano de Benefícios da outra patrocinadora. O valor de responsabilidade da Companhia em 2001 foi de R$ 1.279 (R$ 1.613 em 2000)

b) Gratificação por Confidencialidade
Consiste no pagamento de uma remuneração ao empregado da carreira gerencial, por ocasião do término do seu vínculo empregatício.

11.01 - NOTAS EXPLICATIVAS

A avaliação atuarial dos passivos da Companhia, efetuada por atuário independente e em observância ao que estabelece a Deliberação CVM nº 371/2000, apresentou um passivo líquido de R$ 270.518. Deste montante, R$ 178.585 já estavam reconhecidos no balanço da Companhia, nas rubricas abaixo, as quais foram reclassificadas para a conta "benefícios pós-emprego":

	Circulante	Longo prazo	Total
Empréstimos, financiamentos e encargos			
Contrato de confissão de dívidas passadas, incluindo despesas administrativas	12.309	84.315	96.624
Obrigações estimadas			
Cobertura dos custos relativos à conversão de aposentadoria especial em aposentadoria por tempo de serviço (SB-40) e contribuição suplementar	28.818	53.143	81.961
	41.127	**137.458**	**178.585**

O passivo líquido remanescente, no valor de R$ 91.933, foi reconhecido diretamente no patrimônio líquido da Companhia como ajuste de exercícios anteriores que, líquido dos efeitos fiscais, resultou em R$ 61.595.

Os ativos e passivos decorrentes de benefícios pós-emprego reconhecidos no balanço patrimonial da Companhia são os seguintes:

Valor presente das obrigações com o plano de previdência complementar	753.388
Valor justo dos ativos do plano	(483.527)
	269.861
Valor presente das gratificações por confidencialidade	657
	270.518
Passivos anteriormente registrados	(178.585)
Passivo líquido reconhecido no balanço	**91.933**

Os valores a serem reconhecidos nos resultados do exercício de 2002 são os seguintes:

	Previdência complementar	Gratificação confidencialidade	Total
Custo do serviço corrente	5.611	44	5.655
Custo dos juros	72.901	62	72.963
Rendimento esperado do ativo do plano	(47.486)	-	(47.486)
Contribuição do empregado	(2.047)	-	(2.047)
	28.979	**106**	**29.085**

As principais premissas atuariais, utilizadas na avaliação dos benefícios pós-emprego na posição de 31 de dezembro de 2001 foram:

Taxa de desconto a valor presente das obrigações atuariais	10 % a.a.
Taxa de retorno esperado dos ativos	10 % a.a.
Crescimento salarial futuro	7% a.a.
Crescimento dos benefícios da Previdência Social	4% a.a.
Tábua de Mortalidade (ativos)	GAM71 (modificada)

NOTA 17 - OBRIGAÇÕES ESPECIAIS

Em virtude de sua natureza, estas contas não representam obrigações financeiras efetivas e, desta forma, não devem ser incluídas como exigibilidades, para fins de determinação de indicadores econômico-financeiros.

A partir deste exercício essas obrigações estão sendo apresentadas como retificadoras do ativo imobilizado, em consonância com o Manual de Contabilidade do Serviço Público de Energia Elétrica (Ver Nota 9-b).

NOTA 18 - PATRIMÔNIO LÍQUIDO

a) Capital social autorizado

A Companhia está autorizada a aumentar o seu capital social até o limite de R$ 4.500.000, independentemente de reforma estatutária.

b) Capital social subscrito e integralizado

O capital social da Companhia, em 31 de dezembro de 2001, é de R$ 2.445.766, e está representado por 652.742.193.511 ações, sendo 464.052.075.236 ações ordinárias, 75.069.876 ações preferenciais da classe A e 188.615.048.399 ações preferenciais da classe B, todas sem valor nominal. O valor patrimonial da ação por lote de mil, em 31 de dezembro de 2001 é de R$ 4,51 (R$ 4,03 em 31.12.2000).

As ações preferenciais não garantem direito a voto e não são conversíveis em ações ordinárias, entretanto, gozam de prioridade no reembolso do capital e na distribuição de dividendos, às taxas anuais de 8,00%, no caso de ações de classe "A" e de 6,00%, para as de classe "B", calculadas sobre o capital social das respectivas classes de ações.

O quadro societário da Companhia, em 31.12.2001, está assim constituído:

	% do Capital			
Acionistas	**ON**	**PNA**	**PNB**	**Total**
Tractebel Sul Ltda.	80,42	29,50	63,50	75,52
União	5,14	-	0,89	3,91
Fundo Nacional de Desestatização – FND	0,51	-	-	0,36
Banco Nac. de Desenv. Econ. e Social –	1,20	-	9,54	3,61
Outros	12,73	70,50	26,07	16,60
	100,00	**100,00**	**100,00**	**100,00**

	Controladora	
	2001	**2000**
c) Composição das reservas		
Reserva de Capital		
Remuneração de bens e direitos constituídos com capital próprio	**91.695**	**91.695**
Reservas de Lucros		
Reserva legal	37.635	8.521
Reserva de retenção de lucros	368.724	53.459
	406.359	**61.980**

A Administração da Companhia, com base em orçamento de capital a ser submetido à Assembléia Geral Ordinária, está propondo a constituição reserva de retenção de lucros no valor de R$ 342.095, sem prejuízo à distribuição de dividendos.

NOTA 19 – AJUSTE DE EXERCÍCIOS ANTERIORES

Conforme descrito na Nota 16 a Companhia procedeu ao cálculo atuarial e registro dos benefícios pós-emprego, em consonância com a Deliberação CVM nº 371, de 13.12.2000, que aprovou o pronunciamento do IBRACON sobre a contabilização de benefícios a empregados.

O referido pronunciamento facultou que os ajustes do passivo atuarial registrados até 31.12.2001 fossem reconhecidos diretamente no patrimônio líquido, como ajuste de exercícios anteriores. O valor contabilizado pela Companhia foi de R$ 91.933 que, líquido de imposto de renda de 25% e de contribuição social sobre o lucro líquido de 8%, resultou em R$ 61.595.

NOTA 20 – DIVIDENDOS PROPOSTOS

Em 14.12.2001 a Administração da Companhia aprovou o crédito de juros sobre o capital próprio em conformidade com a Lei nº 9.249/95 e Deliberação CVM nº 207/96, no valor de R$ 80.000, correspondentes a R$ 0,1225598725 por lote de 1.000 ações, independentemente de espécie ou classe. Conforme Aviso aos Acionistas publicado em 17.12.2001, as ações da Companhia passaram a ser negociadas *ex*-juros sobre o capital próprio a partir de 02.01.2002. Os juros sobre o capital próprio, líquidos do imposto de renda retido na fonte, serão imputados aos dividendos obrigatórios referentes ao exercício de 2001.

Os juros sobre o capital próprio foram registrados em despesas financeiras e revertidos nessa mesma rubrica e não estão sendo apresentados na demonstração do resultado do exercício, em virtude dos mesmos não produzirem efeitos no lucro operacional, mas tão somente nas linhas do imposto de renda e da contribuição social.

11.01 - NOTAS EXPLICATIVAS

Os dividendos mínimos obrigatórios correspondem a 25% do lucro líquido ajustado nos termos da Lei das Sociedades por Ações, conforme disposto no § 1° do artigo 37 do Estatuto Social da Companhia.

	2001	2000
a) Dividendos mínimos obrigatórios		
Lucro líquido do exercício	582.274	162.801
Constituição da reseva legal (5%)	(29.114)	(8.140)
Base de cálculo	553.160	154.661
Dividendos mínimos obrigatórios (25%)	**138.290**	**38.665**
b) Dividendos / juros sobre o capital próprio propostos		
Juros sobre o capital próprio, líquidos de imposto	68.820	-
Dividendos intercalares	52.838	-
Dividendos intermediários	26.830	-
Saldo dos dividendos propostos	16.632	136.799
Subtotal	165.120	136.799
I.R.R.F. dos juros sobre o capital próprio	11.180	-
Total	**176.300**	**136.799**
Dividendos / juros sobre o capital próprio antes da retenção do imposto de renda, por lote de 1.000 ações **(em R$ 1,00)**:		
Preferenciais classe A	0,3450208177	0,3018521038
Preferenciais classe B	0,2700827006	0,2263890900
Ordinárias	0,2700827006	0,2263890900

O Conselho de Administração da Companhia, usando a competência que lhe conferem os §§ 2° e 4° do artigo 37 do Estatuto Social, está declarando dividendos intercalares com base no lucro apurado no primeiro semestre de 2001 e dividendos intermediários com base nas reservas de lucros existentes em 31.12.2000, exceto a reserva legal, conforme abaixo:

a) Lucro apurado no primeiro semestre de 2001 – R$ 55.619
b) Dividendos declarados – R$ 52.838, correspondentes a R$ 0,1374048569 por lote de 1.000 ações preferenciais classe A, R$ 0,0809408283 por lote de 1.000 ações preferenciais classe B e R$ $ 0,0809408283 por lote de 1.000 ações ordinárias
c) Reservas de lucros existentes em 31.12.2000, exceto a reserva legal – R$ 53.459
d) Dividendos declarados – R$ 26.830, correspondentes a R$ 0,0525068138 por lote de 1.000 ações preferenciais classe A, R$ 0,0411024112 por lote de 1.000 ações preferenciais classe B e R$ 0,0411024112 por lote de 1.000 ações ordinárias

Os juros sobre o capital próprio creditados em 31.12.2001 e os dividendos citados nas letras b e d acima serão pagos em data a ser deliberada na Reunião do Conselho de Administração a ser realizada em 27.03.2002.

O saldo dos dividendos propostos, no valor de R$ 16.632, correspondente a R$ 0,0325492745 por lote de 1.000 ações preferenciais classe A, R$ 0,0254795886 por lote de 1.000 ações preferenciais classe B e R$ 0,0254795886 por lote de 1.000 ações ordinárias, serão pagos após deliberação em Assembléia Geral Ordinária que aprovar as Demonstrações Financeiras.

NOTA 21 - INSTRUMENTOS FINANCEIROS

a) Gestão de risco

a.1) Risco de Mercado

A utilização de instrumentos financeiros, pela Companhia, tem como objetivo proteger seus ativos e passivos, minimizando a exposição a riscos de mercado, principalmente no que diz respeito às oscilações de taxas de juros, índices de preços e moedas. Estes riscos são monitorados pelo Comitê de Gestão Financeira, que periodicamente avalia a exposição da Companhia e propõe estratégias operacionais, sistema de controle, limites de posição e limites de crédito com os demais parceiros do mercado.

A Companhia contratou operações de swap de taxa de juros no mercado internacional ficando passiva à taxa fixa média de 5,272% a.a. e ativa em Libor US$ seis meses, com início de fluência em 15.10.2001 e término em 15.04.2006, com valor de principal inicial de US$ 17.567, equivalente a R$ 40.762, amortizado semestralmente a partir de 15.04.2003. No exercício de 2001, esta operação gerou despesa de R$ 271, que foi reconhecida nas demonstrações financeiras.

a.2) Risco de Crédito

Nos contratos bilaterais de longo prazo (contratos iniciais) de compra e venda de energia, a Companhia busca minimizar seu risco de crédito com seus clientes através da utilização de um mecanismo de constituição de garantias envolvendo os recebíveis de seus clientes. Este mecanismo já se mostrou eficaz quando houve necessidade de utilizá-lo, evitando prejuízos à Companhia.

Nas operações no mercado financeiro, a Companhia também possui limites de crédito com as instituições financeiras, os quais são revisados periodicamente pelo seu Comitê de Gestão Financeira.

b) Valor de mercado

Nas operações envolvendo instrumentos financeiros, somente nos empréstimos e financiamentos foram identificadas diferenças significativas entre os valores de mercado e os valores contábeis, principalmente em virtude destes instrumentos financeiros possuírem prazos de liquidação bastante alongados e custos significativamente baixos em relação às taxas praticadas atualmente para contratos similares. Na determinação dos valores de mercado, a administração da Companhia utilizou fluxos de caixa futuros descontados a taxas julgadas adequadas para operações semelhantes, ou cotações do mercado internacional quando disponíveis.

	Controladora			
	2001		2000	
	Contábil	Mercado	Contábil	Mercado
Empréstimos e encargos em moeda estrangeira	745.402	666.319	776.059	698.402
Empréstimos e encargos em moeda nacional	512.676	490.896	608.783	583.955
	1.258.078	1.157.215	1.384.842	1.282.357

NOTA 22 - TRANSAÇÕES COM PARTES RELACIONADAS

As transações com partes relacionadas, abaixo demonstradas, foram praticadas a valores, prazos e encargos usuais de mercado.

	Controladora						
	2001						2000
	Tractebel Sul Ltda.	Tractebel Power	Tractebel N.V.	Cia Energética Meridional	Itá Energética S.A.	Total	Total
Ativo							
Contas a receber	-	-	-	37	1.684	1.721	3.779
Passivo							
Fornecedores	-	289	-	-	8.896	9.185	9.857
Empr. e financ.	-	-	-	-	-	-	166.915
Controladora	-	-	-	-	-	-	42.923
Resultado							
Receitas serviços							
Administração	-	-	-	316	-	316	316
Operação e manutenção	-	-	-	-	6.142	6.142	3.743
Despesas							
Compra energia	-	-	-	-	94.787	94.787	21.015
Financeiras	2.061	-	16.283	-	-	18.344	33.975

11.01 - NOTAS EXPLICATIVAS

A Companhia possui contratos com sua controlada Companhia Energética Meridional – CEM e controlada em conjunto Itá Energética S. A. – ITASA, a seguir especificados:

- **Companhia Energética Meridional – CEM**

Contrato firmado em 09.04.1999, com prazo de duração de 43 meses, que tem por finalidade a prestação de serviços de administração operacional, em virtude da CEM não possuir quadro próprio de empregados.

- **Itá Energética S. A. – ITASA**

Contrato de Prestação de Serviços de Operação e Manutenção da Usina Hidrelétrica ITÁ, pela Companhia, celebrado, no âmbito do Consórcio Itá, em 11.09.1998, com vigência até 16.10.2030, cujos valores são reajustáveis anualmente pelo índice IGPM.

Contrato de Compra e Venda de Energia Elétrica, celebrado em 15.01.2001, com o objetivo de regular a compra, pela Companhia, de energia da Usina Hidrelétrica Itá, de propriedade da ITASA, sendo regido pela legislação aplicável e pelas regras de mercado, com vigência até 16.10.2030.

As Despesas Financeiras são decorrentes das transações liquidadas no transcorrer do exercício de 2001.

NOTA 23 – GARANTIAS A TERCEIROS

A Companhia é interveniente no Contrato de Subscrição e Integralização de Debêntures não Conversíveis em Ações nº 98.2.654.3.1, no Contrato de Financiamento Mediante Abertura de Crédito nº 98.2.654.3.2 e no Contrato de Financiamento Mediante Abertura de Crédito nº 98.2.654.3.3, celebrados entre a controlada CEM e o BNDES, os dois primeiros em 19.05.1999, e aditados em 25.05.1999, e o último em 05.04.2000, tendo assumido as seguintes principais obrigações em relação aos contratos:

- garantir o pagamento antecipado nas seguintes hipóteses exclusivas: a) de extinção da concessão por motivo imputável à CEM, aos intervenientes ou suas controladas, coligadas ou controladoras; e b) celebração de acordo com o Poder Concedente pela CEM, pelos intervenientes ou por qualquer uma de suas controladas, coligadas ou controladoras, visando à extinção da concessão;

- ceder ao BNDES quaisquer valores resultantes de indenização recebida em função da extinção da concessão da UHE Cana Brava, pelo Poder Concedente.

Além das obrigações acima especificadas, a Companhia deu ao BNDES, em caução, a totalidade das ações de sua propriedade, representativas do capital social da CEM, até a liquidação final de todas as obrigações assumidas nos referidos contratos. A dívida em 31.12.2001 totaliza R$ 443.895 (R$ 180.559 em 31.12.2000).

A CEM cedeu os recebíveis decorrentes da geração e comercialização proveniente da Usina Hidrelétrica Cana Brava, em garantia de pagamento de seus empréstimos e financiamentos.

A Companhia e demais acionistas da ITASA são intervenientes no Contrato de Financiamento Mediante Abertura de Crédito, celebrado entre a investida e o BNDES, e no Contrato de Abertura de Crédito Mediante Repasse de Empréstimo Contratado com o BNDES, celebrado entre a investida e outros agentes financeiros. As intervenientes deram, em caução, a totalidade das ações de emissão da ITASA, de sua propriedade, até a liquidação final de todas as obrigações assumidas nos referidos contratos. A dívida em 31.12.2001 totaliza R$ 736.834 (R$ 716.940 em 31.12.2000).

A ITASA, para assegurar o pagamento das obrigações decorrentes dos contratos acima citados, deu as seguintes garantias ao BNDES e aos Agentes Financeiros: a) Penhor de Direitos Emergentes da Concessão para a exploração da UHE Itá; e b) Penhor de Direitos Creditórios decorrentes dos Contratos de Compra e Venda de Energia Elétrica celebrados com suas investidoras.

NOTA 24 – SEGUROS

A Companhia possui apólice de seguros abrangente de riscos operacionais com valor declarado para danos materiais de US$ 2.661.550, equivalentes a R$ 6.175.861 em 31.12.2001, e de lucro cessante com valor declarado de US$ 389.400, equivalentes a R$ 903.564 em 31.12.2001. O limite máximo combinado para indenização de danos materiais e lucros cessantes é de US$ 500.000, equivalentes a R$ 1.160.200 em 31.12.2001, por evento. Além dessa cobertura, a Companhia possui apólices de responsabilidade civil com cobertura de US$ 30.000, equivalentes a R$ 69.612 em 31.12.2001.

A controlada CEM detém seguro para cobertura de todos os riscos envolvidos no projeto Cana Brava. As importâncias seguradas dos principais itens, com vigência de 31.05.1999 a 15.01.2003, para os riscos de engenharia e de perda de resultado antecipado são de R$ 524.955 e R$ 306.880, respectivamente. A apólice garante, ainda, a cobertura, pelo período de dois anos após a entrada em operação da 3ª unidade da usina prevista para 15.01.2003, para riscos de operação e para os riscos de interrupção de negócio nos valores de R$ 524.955 e de R$ 306.880, respectivamente.

A ITASA possui seguro de riscos operacionais, com valor declarado para danos materiais de US$ 870.000, equivalentes a R$ 2.018.748 em 31.12.2001, e com valor declarado para lucro cessante no valor de US$ 125.000, equivalentes a R$ 290.050 em 31.12.2001. O limite máximo combinado para indenização de danos materiais e lucros cessantes é de US$ 500.000, equivalentes a R$ 1.160.200 em 31.12.2001, por evento. Além dessa cobertura, a ITASA possui seguro de responsabilidade civil, com cobertura, de US$ 30.000, equivalentes a R$ 69.612 em 31.12.2001.

NOTA 25 – TRANSAÇÕES DE COMPRA E VENDA NO ÂMBITO DO MERCADO ATACADISTA DE ENERGIA ELÉTRICA – MAE

A contabilização (apuração) dos valores referentes às transações com energia elétrica no âmbito do MAE, cuja competência está afeta à Administradora do Mercado Atacadista de Energia Elétrica – ASMAE, não vinha ocorrendo desde o mês de setembro de 2000.

Em 15 de outubro de 2001, aquela entidade informou aos agentes do Mercado os valores correspondentes ao período de setembro de 2000 a abril de 2001, cujos reflexos no resultado da Companhia, antes dos efeitos tributários, resultou em um acréscimo de R$ 64.915, restando pendentes os meses subseqüentes, uma vez que, em razão do Programa Emergencial de Redução do Consumo de Energia Elétrica, surgiram interpretações distintas, por parte de concessionárias distribuidoras e geradoras, quanto à aplicação das regras de mercado. As controvérsias centravam-se na aplicação do Anexo V dos Contratos Iniciais, no equacionamento dos custos adicionais denominados Parcela A, da recompra de excedentes de contratos iniciais e equivalentes e deslocamento de energia do MRE por energias livres.

Em 21 de dezembro de 2001 foi editada a Medida Provisória nº 14, disciplinando, entre outros assuntos, a recomposição de margem das concessionárias geradoras de energia elétrica. Tal Medida Proprivória está em tramitação no Congresso Nacional.

Ainda em dezembro de 2001, buscando equacionar a situação que se configurou, o governo e as empresas geradoras e distribuidoras firmaram o Acordo Geral do Setor Elétrico, com vistas à recomposição do equilíbrio econômico-financeiro dos contratos no período de racionamento.

De forma a permitir o reconhecimento dos valores pertinentes às transações ainda pendentes, nas demonstrações financeiras dos agentes, o MAE apurou e divulgou, em 13.03.2002, a melhor estimativa para se proceder aos registros contábeis, salientando, contudo, que as informações estão sujeitas a alterações e ajustes posteriores e, portanto, não se destinam à liquidação financeira das transações. A Agencia Nacional de Energia Elétrica – ANEEL, através do Ofício Circular nº 201/2002-SFF/ANEEL, considerou que as informações ali contidas "refletem, na sua essência, a aplicação dos regulamentos e orientações desta ANEEL, das regras do Mercado e da interpretação do Acordo Geral do Setor Elétrico, firmado em dezembro de 2001."

Com base nas informações disponibilizadas, a Companhia reconheceu em suas demonstrações financeiras o valor de R$ 744.795 referentes ao período de janeiro a dezembro de 2001, dos quais R$ 60.664 já haviam sido reconhecidos com base nas informações de 15.10.2001, acima mencionadas. Este valor abrange todas as transações envolvendo a Companhia e contempla venda de energia livre, receita do MRE, encargos de serviços do sistema, alívio de exposições do MRE por recompra e por energia livre decorrentes do Acordo Geral do Setor Elétrico.

11.01 - NOTAS EXPLICATIVAS

O reconhecimento do valor acima nas demonstrações financeiras, desdobra-se da seguinte forma:

a) Venda líquida, tendo como contrapartida o ativo circulante – R$ 754.611

b) Compra adicional de energia livre registrada na despesa em contrapartida com o passivo circulante – R$ 85.655

c) Parcela correspondente à diferença entre o preço MAE e o valor de R$ 49,26 por MWh, a ser ressarcida das distribuidoras em até 3 anos, no valor de R$ 75.839, registrada na receita em contrapartida com o ativo circulante (R$ 14.746) e ativo realizável a longo prazo (R$ 61.093)

O valor mencionado na letra b acima, correspondente à compra de energia livre, foi apurado a partir dos valores mensais a serem ressarcidos das distribuidoras, constantes das informações apresentadas pelo MAE.

DIRETORIA EXECUTIVA

Manoel Arlindo Zaroni Torres
Diretor Presidente

Marc Jacques Zelie Verstraete
Diretor Financeiro e de Relações com Investidores /
Diretor de Controle e Análise de Riscos

Miroel Makiolke Wolowski
Diretor de Comercialização e Negócios

José Carlos Cauduro Minuzzo
Diretor de Produção de Energia

Roberto Dorval Quadros
Diretor de Implantação de Projetos

Luciano Flávio Andriani
Diretor Administrativo

DEPARTAMENTO DE CONTABILIDADE

Waltamir Barreiros
Contador – CRC SC 008283/O-8

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

ÍNDICE

GRUPO	QUADRO	DESCRIÇÃO	PÁGINA
01	01	IDENTIFICAÇÃO	1
01	02	SEDE	1
01	03	DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)	1
01	04	REFERÊNCIA DO DFP	1
01	05	COMPOSIÇÃO DO CAPITAL SOCIAL	2
01	06	CARACTERÍSTICAS DA EMPRESA	2
01	07	SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS	2
01	08	PROVENTOS EM DINHEIRO	2
01	09	DIRETOR DE RELAÇÕES COM INVESTIDORES	2
02	01	BALANÇO PATRIMONIAL ATIVO	3
02	02	BALANÇO PATRIMONIAL PASSIVO	4
03	01	DEMONSTRAÇÃO DO RESULTADO	6
04	01	DEMONSTRAÇÃO DAS ORIGENS E APLICAÇÕES DE RECURSOS	8
05	01	DEMONSTRAÇÃO DAS MUTAÇÕES DO PATRIMÔNIO LÍQUIDO DE 01/01/2001 A 31/12/2001	9
05	02	DEMONSTRAÇÃO DAS MUTAÇÕES DO PATRIMÔNIO LÍQUIDO DE 01/01/2000 A 31/12/2000	10
05	03	DEMONSTRAÇÃO DAS MUTAÇÕES DO PATRIMÔNIO LÍQUIDO DE 01/01/1999 A 31/12/1999	11
06	01	BALANÇO PATRIMONIAL ATIVO CONSOLIDADO	12
06	02	BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO	13
07	01	DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO	15
08	01	DEMONSTRAÇÃO DAS ORIGENS E APLICAÇÕES DE RECURSOS CONSOLIDADAS	17
09	01	PARECER DOS AUDITORES INDEPENDENTES - SEM RESSALVA	18
10	01	RELATÓRIO DA ADMINISTRAÇÃO	20
11	01	NOTAS EXPLICATIVAS	45/84